Filed Pursuant to Rule 253(g)(3)

File No.: 024-11941

OFFERING CIRCULAR DATED OCTOBER 24, 2022

Nightfood Holdings, Inc.

520 White Plains Road, Suite 500

Tarrytown, New York 10591

(888) 888-6444; https://ir.nightfood.com/

OFFERING SUMMARY

Offering up to 5,000,000 Units

Each Unit consisting of 4 shares of Common Stock, par value $0.001 and

4 Common Stock Purchase Warrants, each exercisable into one share of common stock at a price of $0.15625,

Minimum Investment: $900.00

SEE “SECURITIES BEING OFFERED” AT PAGE 41

	Price to Public(1)	Underwriting Discount and Commissions(2)	Proceeds to Issuer	Proceeds to Other Persons
Per Unit	$0.50	$0.03	$0.47	$0.00
Total Maximum	$2,500,000	$150,000	$2,350,000	$0.00

(1)	Investors who purchase less than $1,250 of Units shall in addition be required to pay a $30.00 surcharge to cover transfer agent fees to issue the shares of common stock underlying the Units.
(2)	The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with this offering, but not for underwriting or placement agent services. This includes a 1% commission, but it does not include the one-time set-up and consulting fees in the aggregate amount of $25,000, payable by the Company to Dalmore. The Company has also engaged Spencer Clarke LLC as a placement agent to offer the 5,000,000 Units to prospective investors. See “Plan of Distribution” and “Use of Proceeds” for more details.

Nightfood Holdings, Inc. (which we refer to as “we,” “us,” “our” or the “Company”) is offering (this “Offering”) up to 5,000,000 units, each unit consisting of 4 shares of common stock and 4 common stock purchase warrants (“Unit”), at and offering price of $0.50, for a maximum offering amount of $2,500,000. This Offering will terminate at the earlier of: (1) the date at which the Maximum Offering Amount has been sold, (2) one year from the qualification of this circular or October 24, 2023, or (3) the date at which the Offering is earlier terminated by the Company at its sole discretion. The Offering is being conducted on a best-efforts basis with the targeted maximum offering amount of $2,500,000 (the “Maximum Offering Amount”). There is no minimum offering amount in this Offering, subject to investor minimums of $900.00. The Company may undertake one or more closings on a rolling basis, and the proceeds of this Offering will not be placed into an escrow account. After each closing, funds tendered by investors will be made available to the Company assuming the Company has accepted the investors’ subscription for the shares. After the initial closing of this Offering, we expect to hold closings on at least a monthly basis.

Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 5 before deciding to invest.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Sale of these securities will commence on approximately October 24, 2022.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

The date of this offering circular is October 24, 2022

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Please read this offering circular carefully. It describes our business, our financial condition and results of operations. We have prepared this offering circular so that you will have the information necessary to make an informed investment decision.

You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than that contained in this offering circular. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. The information in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular or any sale of the securities covered hereby. Our business, financial condition, results of operations and prospects may have changes since that date.

For investors outside the United States: We have not taken any action that would permit this Offering or possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this offering circular must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby or the distribution of this offering circular outside the United States.

This offering circular includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the data obtained from these industry publications and third-party research, surveys and studies are reliable.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND IT’S INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

This summary highlights information contained elsewhere in this offering circular. This summary is not complete and does not contain all of the information that you should consider before investing in our shares of common stock. You should carefully read the entire offering circular, especially concerning the risks associated with the investment in the securities covered by this offering circular discussed under the “Risk Factors” section beginning on page 5.

The Company

What you eat before bed matters. Nightfood is pioneering the category of sleep-friendly nighttime snacking.

Research indicates that humans are biologically hard-wired to load up on sweets and fats at night. Loading a surplus of calories (fuel) into the body before the long nightly fast is believed to be an outdated survival mechanism from our hunter-gatherer days. Unfortunately, while modern consumers know this type of consumption isn’t necessary for survival, willpower also weakens at night, so consumers are more likely to succumb to these unhealthy nighttime cravings for excess “survival calories”.

As a result, over 85% of adults report snacking regularly between dinner and bed, resulting in an estimated 700 million nighttime snack occasions weekly, and an annual spend on night snacks of over $50 billion. Because of our hard-wired evolutionary preferences for calorie-dense choices that increase the odds of short-term survival, the most popular nighttime snacks are ice cream, cookies, chips, and candy. These are all understood to be generally unhealthy. They can also impair sleep quality.

And, because these cravings are biologically hardwired, we believe this unhealthy nighttime snacking behavior will continue to be a pattern and a problem for a significant portion of the population. We believe it’s a problem that demands a solution.

In recent years, billions of dollars of consumer spend have shifted to better-for-you versions of consumers’ favorite snacks. But we do not believe any of those products were nutritionally formulated to support better sleep. Nightfood snacks are not only formulated to be better-for-you, but they’re also formulated by sleep experts and nutritionists to provide a better nutritional foundation for sleep

Almost half of all snacking takes place between dinner and bed. Nutrition is an important part of sleep-hygiene because what one eats at night impacts sleep. Recent industry surveys indicated that most modern consumers have begun to seek functional benefits from their snacks, and most consumers would also prefer better sleep.

As the pioneers of the nighttime snacking category, Nightfood accepts the responsibility to educate consumers and build the awareness required to grow the nighttime segment of the overall snack market. Along with that responsibility comes the opportunity to be the category king. We envision a future where nighttime specific, sleep-friendly snacks comprise a multi-billion-dollar segment of the estimated $150 billion American snack market.

Management believes significant latent consumer demand exists for better nighttime snacking options, and that a new consumer category, consisting of nighttime specific snacks, is set to emerge in the coming years. This belief is supported by research from major consumer goods research firms such as IRI Worldwide, and Mintel, who identified nighttime specific foods and beverages as one of the “most compelling and category changing trends” for 2017 and beyond. In recent years, CEO’s and other executives from major consumer goods conglomerates such as Nestle, PepsiCo, Mondelez, and Kellogg’s have commented on consumer nighttime snack habits and alluded to the opportunity that might exist in solving this problem for the marketplace.

Nightfood has established a highly credentialed Scientific Advisory Board consisting of sleep and nutrition experts to drive product formulation decisions and provide consumer confidence in the brand promise. The first member of this advisory board was Dr. Michael Grandner, Director of the Sleep and Health Research Program at the University of Arizona. Dr. Grandner has been conducting research on the link between nutrition and sleep for over fifteen years, and he believes improved nighttime nutritional choices can improve sleep, resulting in many short and long-term health benefits. In March of 2018, the Company added Dr. Michael Breus to their Scientific Advisory Board. Dr. Breus, known to millions as The Sleep Doctor™, is believed to be the Nation’s most trusted authority on sleep. He regularly appears in the national media to educate and inform consumers so they can sleep better and lead happier, healthier, more productive lives. In July, 2018, we completed our Scientific Advisory Board with the addition of Lauren Broch, Ph.D., M.S. Dr. Broch is a sleep therapist and former Director of Education & Training at the Sleep-Wake Disorders Center at Weill Cornell Medical College. Dr. Broch also has a master’s degree in human nutrition. This combination allows her to play an important role in the formulation of Nightfood snacks. These experts work with Company management to ensure Nightfood products deliver on their nighttime-appropriate, and sleep-friendly promises.

Compared to regular ice cream, Nightfood is formulated with more tryptophan, more vitamin B6, more calcium, magnesium, and zinc, more protein and more prebiotic fiber. Nightfood also contains less fat, less sugar, and fewer calories than traditional ice cream, and is lactose free.

Nightfood cookies offer similar nutritional benefits when compared to conventional cookies. They feature less sugar, less fat, fewer calories, more protein, more prebiotic fiber, and contain added inositol and vitamin B6.

Each new Nightfood snack format would be expected to deliver sleep-friendly snacking in a way that is appropriate for that format. For example, Nightfood chips would not necessarily contain significantly more tryptophan than other brands of chips but may be more sleep-friendly in other ways.

In February of 2019, it was announced that Nightfood had won the 2019 Product of the Year Award in the ice cream category in a Kantar innovation survey of over 40,000 consumers. In June of 2019, it was announced that Nightfood won both the Best New Ice Cream and Best New Dairy Dessert awards at the World Dairy Innovation Awards.

In November of 2021, Nightfood won the Real California Milk Excelerator Dairy Innovation competition, with a top prize of $150,000 in marketing support. Executives and judges from the California Milk Advisory Board and corporate entities such as Hershey’s, Coca-Cola, and Whole Foods commended the unique problem the Nightfood brand addresses for consumers, and the opportunities and strategic advantages afforded by widespread hotel distribution for a brand pioneering sleep-friendly nighttime snacking.

Nightfood has received media coverage in outlets such as The Today Show, Oprah Magazine, The Rachael Ray Show, Food Network Magazine, The Wall Street Journal, USA Today, The Washington Post, Fox Business News, and many more media outlets.

Recent Developments

On April 27, 2022, we announced that all 21 anticipated purchase orders for the first national hotel rollout of Nightfood ice cream pints had been received. Shipments have been initiated and Nightfood is available in 21 major hotel distribution hubs across the country.

In May 2022, at the direction of a leading global hotel company with thousands of locations in the United States, Nightfood’s first major chain wide hotel distribution began with the national rollout in a yet-to-be announced major extended-stay hotel chain with approximately 500 properties in the United States.

In addition to the May launch in that first chain, the Company announced a second global hotel company initiated a corporate-level test of Nightfood in one of their chains, which was declared a success by that hotel company in June, 2022.

In June 2022, we announced plans to launch Nightfood sleep-friendly cookies in July 2022. In August, Nightfood completed production of the first production run of Nightfood cookies in the “Prime-Time Chocolate Chip” flavor. Cherry oat and snickerdoodle flavors are also nearing development completion.

In September, 2022, we were notified by the global hotel company that launched us into our first national chain in May, 2022 that they now are planning to introduce Nightfood into multiple additional chains comprising over 3,000 additional properties. The timeline communicated to us was that introduction into the additional chains would begin in October, 2022, although we can give no assurance that such timeline will not be pushed back, either by the hotel company or their individual chains.

This decision was made as the result of strong relative sales velocities, meaning sales of our products compared to our competitors in the same hotels were, on average, strong and competitive. This includes leading legacy brands of ice cream pints such as Haagen Dazs, Ben & Jerry’s, Blue Bell, Baskin Robbins, Talenti, Halo Top, and others.

On September 23, 2022, we entered into a Securities Purchase Agreement and issued and sold to an institutional investor, a Promissory Note in the principal sum of $700,000.00, which amount is the $644,000 actual amount of the purchase price plus an original issue discount in the amount of $56,000. In connection with the issuance of the note, we issued to the investor warrants to purchase 2,800,000 shares of our common stock at an exercise price of $0.225, as well as returnable warrants to purchase 7,000,000 shares of our common stock at an exercise price of $0.30, in each case subject to adjustment. As a result of the transaction, our existing lenders triggered their “most favored nation” clause which resulted in their existing notes receiving some of the same terms and conditions we granted to the new investor’s notes and warrants. The proceeds from the sale of the note and warrants is expected to be used for business development, working capital, operations and required debt service.

The Offering

Securities Being Offered by the Company

Up to 5,000,000 units, each consisting of 4 shares of common stock and 4 common stock purchase warrants. The warrants are each exercisable into one share of common stock at a price of $0.15625 (125% of the offering price per share in this Offering), subject to customary adjustments. If all of the Units are sold in the Offering, we will issue an aggregate of 20,000,000 shares of common stock and 20,000,000 warrants.

Offering Price per Unit	$0.50

Common Stock outstanding before the Offering	95,964,484

Common Stock outstanding after the Offering	Assuming the sale of all 5,000,000 Units, and the exercise of all 20,000,000 warrants underlying the Units, we will have 135,964,484 shares of common stock outstanding. This assumes we do not issue any other shares of common stock and no other warrants, options or other convertible securities are exercised or converted.

Minimum Investment Amount	$900.00. Investors who purchase less than $1,250 of Units shall in addition be required to pay a $30.00 surcharge to cover transfer agent fees to issue the shares of common stock underlying the Units.

U.S. Trading	OTCQB Market - NGTF

Use of Proceeds	Proceeds from this Offering will be used to pay Spencer Clarke LLC, Dalmore, working capital, administrative costs, sales, marketing and business development, and general corporate and operational expenses. We may also use proceeds from this Offering to repay amounts that may be due and owing as of December 2022 and September 2023, pursuant to outstanding convertible promissory notes, in amounts totaling up to approximately $1.8 million. See “Use of Proceeds” section of this offering circular beginning on page 20.

Subscribing Online	After the qualification of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted through the Investors page of our website at www.nightfood.com (or the subdomain at ir.nightfood.com) and other URLs. We have engaged Novation Solutions, Inc. (o/a Dealmaker), a technology provider, to provide certain technology services to us in connection with this Offering, including an online subscription processing platform (“Platform”).

RISK FACTORS

Investing in our shares involves a high degree of risk. In addition to the other information provided in this offering circular, you should carefully consider the following risk factors in evaluating our business and before purchasing any of our securities. We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Financial Status

We require substantial additional funds to execute our business plan.

We have not yet established significant traction in the marketplace. We generated net revenues of $443,538 and $701,246 for the fiscal years ended June 30, 2022 and 2021, respectively. Our future viability is dependent on our ability to substantially increase our sales revenues. Furthermore, unless we are able to continue to leverage our status as a public company into effective fundraising to fund our capital requirements, we will not be able to execute on our business plan and purchasers of our stock will be likely to lose their investment. Over the next 6-12 months, we believe we will require approximately $2,000,000 - $3,000,000 in debt or equity financing to eliminate existing debt and continue to scale our business through the introduction of new products and new distribution points and attain profitability. The Company is continuing to raise capital through the sale of a combination of its common stock, preferred stock and/or convertible notes, as well as the potential cash exercise of outstanding warrants, to finance the Company’s operations, of which it can give no assurance of success. We can give no assurance that we will be able to raise the required funds.

Our independent registered public accounting firm have expressed doubt about our ability to continue as a going concern.

We received a report on our financial statements for the years ended June 30, 2022, and June 30, 2021 from our independent registered public accounting firm that includes an explanatory paragraph and a footnote stating that there is substantial doubt about our ability to continue as a going concern due to its losses and negative net worth. Inclusion of a “going concern qualification” in the report of our independent accountants may have a negative impact on our ability to obtain financing and may adversely impact our stock price in any market that may develop.

We cannot predict when we will achieve profitability.

We have not been profitable and cannot predict when we will achieve profitability, if ever. We have experienced net losses since our inception. Our inability to become profitable may force us to curtail or temporarily discontinue our day-to-day operations. Furthermore, there can be no assurance that profitability, if achieved, can be sustained on an ongoing basis. As of June 30, 2022, we had an accumulated deficit of $28,101,458.

Risks Related to Our Business

The hotel industry may not adopt the concept of “nighttime snacks” for their guests.

Although it has been communicated to management by executives from multiple global hospitality companies that they agree with the premise that any hotel selling snacks for guests should offer sleep-friendly nighttime snacks, the possibility exists that the industry, as a whole, will not adopt the concept and our brand will not be able to scale sufficiently for us to ever reach profitability. Significant competition exists within the hotel industry. While management believes that a few major chains introducing nighttime snacks could trigger a tipping point within the space, it is possible that the brand may fail to reach that level of growth. While our first global hospitality partner has communicated being happy with our strong sales and a desire to introduce Nightfood into additional hotel chains comprising more than 3,000 hotel properties in the United States in the coming weeks, previous launch timelines presented to the Company have experienced significant delays. Therefore, there is no guarantee that such a launch will happen in calendar year 2022, or at all. If management is wrong in its belief that the brand can achieve widespread hotel distribution, and there is an insufficient market for our products, it is likely we will fail and investors will lose their investment.

Reduction in future demand for our products would adversely affect our business.

Demand for our ice cream, cookies, and other future products, depends in part on our ability to anticipate and effectively anticipate and respond to shifts in consumer trends and preferences, including the types of products our consumers want and how they discover, purchase and consume them. Consumer preferences continuously evolve due to a variety of factors, including: changes in consumer demographics, consumption patterns and channel preferences; pricing; product quality; concerns or perceptions regarding packaging and its environmental impact; and concerns or perceptions regarding the nutrition profile and health effects of, or location of origin of, ingredients or substances in our products. Concerns with any of the foregoing could lead consumers to reduce or publicly boycott the purchase or consumption of our existing products or other products we may develop in the future. Consumer preferences are also influenced by perception of our brand image or the brand images of our products, the success of our advertising and marketing campaigns, our ability to engage with our consumers in the manner they prefer, including through the use of digital media, and the perception of our use, and the use of social media. Any inability on our part to anticipate or react to changes in consumer preferences and trends can lead to reduced demand for our products, lead to inventory write-offs or erode our competitive and financial position, thereby adversely affecting our business. In addition, our business operations are subject to disruption by natural disasters or other events beyond our control that could negatively impact product availability and decrease demand for our products.

We rely in part on third-party distributors to effectively distribute our products. If we cannot maintain positive relationships with our existing and future distributors who wish to, or can, effectively distribute our products to hotels and supermarkets, our operating results and business may suffer.

We depend on qualified distributors for the distribution of Nightfood snacks. We are subject to the uncertainty of convincing distributors to accept and distribute our products, which are in the nighttime snaking category, an as of yet unproven market we are pioneering. Further, even if we are able to convince distributors to carry our products, we will depend on these distributors’ support in marketing our products, yet we will be unable to control their efforts completely, and they may cancel our arrangements at any time. These distributors typically would sell a variety of other, competing and non-competing products that may limit the resources they dedicate to selling our products. Identifying and retaining third-party distributors and convincing them of our value requires significant time and resources. To develop and expand our distribution, we will be required to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to develop or maintain positive relationships with our distributors, including in new markets, fail to manage or incentivize these distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not supportive in their sales efforts, we may not achieve or may have a reduction in revenue and our operating results, reputation and business would be harmed.

Significant reduction in hotel occupancy rates can adversely affect our business.

Our growth and competitive strategy rely heavily on sales of snack products in hotel lobby marketplaces. Should hotel occupancy rates fall significantly due to general economic downturn or other factors, it is possible we would not be able to achieve our goals relating to growth and the establishment of a new category of snacks. The hotel industry recently saw a significant reduction in occupancy in spring of 2020 with the outbreak of COVID-19.

Damage to our reputation or brand image can adversely affect our business.

We expect that creating and maintaining a positive reputation is critical to selling our products. Our reputation or brand image could be adversely impacted by a variety of factors, including: any failure by us or our contract manufacturer and other business partners to maintain high ethical, social, business and environmental practices; any failure to address health concerns about our products or particular ingredients in our products; our research and development efforts; any product quality or safety issues, including the recall of any of our products; any failure to comply with laws and regulations; consumer perception of our advertising campaigns, sponsorship arrangements, marketing programs and use of social media; or any failure to effectively respond to negative or inaccurate comments about us on social media or otherwise regarding any of the foregoing. Damage to our reputation or brand image could decrease demand for our products, thereby adversely affecting our business.

Inflation may increase our costs and alter our capital requirements.

Recently, inflation has increased to historic levels across the U.S. and global economy, driving up the costs of goods and services. Inflation can adversely affect us by increasing the costs of our materials, the development and manufacture of our products, administration and other costs of doing business. We may experience increases in the prices of labor and other costs of doing business. In an inflationary environment, cost increases may outpace our expectations, causing us to use our cash and other liquid assets faster than forecasted. If this happens, we may need to raise additional capital to fund our operations, which may not be available in sufficient amounts or on reasonable terms, if at all, sooner than expected.

Additionally, inflation and related developments could impact consumer and small business spending, including scaling back discretionary purchases of our products, and have other unforeseen consequences. Challenging economic times could cause potential new customers not to purchase or to delay purchasing our products, and could cause our existing customers to discontinue purchasing our products.

Any of the foregoing may negatively impact our revenues and future financial results.

Issues or concerns with respect to product quality and safety can adversely affect our business.

Product quality or safety issues, whether as a result of failure to comply with food safety laws or otherwise, could in the future reduce consumer confidence and demand for our products, cause production and delivery disruptions, require product recalls and result in increased costs (including payment of fines and/or judgments) and damage our reputation, all of which can adversely affect our business. Failure to maintain adequate oversight over product quality or safety can result in product recalls, litigation, government investigations or inquiries or civil or criminal proceedings, all of which may result in fines, penalties, damages or criminal liability. Our business can also be adversely affected if consumers lose confidence in product quality, safety and integrity generally, even if such loss of confidence is unrelated to our products.

Disruption of our supply chain may adversely affect our business.

Some of the raw materials and supplies used in the production of our products may from time to time be sourced from countries experiencing civil unrest, political instability or unfavorable economic conditions. Additionally, some raw materials and supplies, including packaging materials, are available only from a limited number of suppliers or from a sole supplier or are in short supply. There can be no assurance that we will be able to maintain favorable arrangements and relationships with suppliers. We do not have any contingency plans to prevent disruptions that may arise from shortages or discontinuation of any raw materials and other supplies that we use in the manufacture, production and distribution of our products. The raw materials and other supplies that our contractors use for the manufacturing, production and distribution of our products are subject to price volatility and fluctuations in availability caused by many factors. If price changes result in unexpected or significant increases in the costs of any raw materials or other supplies, we may be unwilling or unable to increase our product prices or unable to effectively hedge against price increases to offset these increased costs without suffering reduced volume, revenue, margins and operating results.

Our reliance on third-party service providers can have an adverse effect on our business.

We rely on third-party service providers for most areas of our business, including procurement of ingredients, manufacturing, transportation, cold storage, sales & marketing, and finance and accounting functions. Failure by these third parties to meet their contractual, regulatory and other obligations to us, or our failure to adequately monitor their performance, could result in additional costs to correct errors made by such service providers. Depending on the function involved, such errors can also lead to business disruption, systems performance degradation, processing inefficiencies or other systems disruptions, the loss of or damage to intellectual property or sensitive data through security breaches or otherwise, incorrect or adverse effects on financial reporting, litigation or remediation costs, damage to our reputation, all of which can adversely affect our business. For example, should the refrigeration system fail at our third-party cold storage facility, we could suffer the loss of some, or all, of our inventory. Should our contract manufacturers go out of business or suffer major equipment failure, we may lose the ability to produce sufficient quantities of our products for a period of time before establishing production with a new copacker. Any number of similar failures on behalf of our service providers could prove damaging to our ongoing operations and our ability to fulfill demand.

Our ability to hire additional personnel is important to the continued growth of our business.

Our continued success depends upon our ability to attract and retain a group of motivated marketing and business support professionals. Our growth may be limited if we cannot recruit and retain a sufficient number of people. We cannot guarantee that we will be able to hire and retain a sufficient number of qualified personnel.

Although we currently do not have any employees, we expect that as and if we continue to grow, we will commence hiring full and part-time employees, all of whom will need to be highly skilled and diverse. We expect that any such employees would also be highly sought after by our competitors and other companies and our ability to compete would effectively depend on our ability to attract, retain, develop and motivate highly skilled personnel for all areas of our organization. Any unplanned turnover or unsuccessful implementation of our succession plans to backfill current leadership positions, including our president and Chief Executive Officer, or failure to attract, develop and maintain a highly skilled and diverse workforce, including with key capabilities such as e-commerce and digital marketing and data analytic skills, would likely deplete our institutional knowledge base, erode any competitive advantage we may have or result in increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Any of the foregoing can adversely affect our business.

We face substantial competition.

Competition in all aspects of the functional food industry is intense. We compete against both large conglomerates with substantial resources and smaller companies, including new companies that might be formed with resources similar to our own. Accordingly, it is both concentrated and dispersed and we face challenges from numerous competitors as we seek to establish our brand and gain customer loyalty. The success of these efforts is, by its nature, uncertain.

Additionally, competitors may seek to duplicate the perceived benefits of our products in ways that do not infringe on any proprietary rights that we can protect. As a result we could find that our entire marketing plan and business model is undercut or made irrelevant by actions of other companies under which we have no control. We cannot promise that we can accomplish our marketing goals and as a result may experience negative impact upon our operating results.

The full impact of COVID-19 on our business remains unknown.

Reports indicate that consumer behavior has shifted as a result of COVID and the resulting impact on the economy. Some of these reported changes include fewer supermarket visits, consumer reliance on legacy brands in lieu of trying new branded offerings, and increases in at-home snacking. Further, for a period of time, COVID resulted in decreased travel and hotel occupancy, which would have adversely affected any sales of our products in hotels that would have carried our snacks. Additionally, customary marketing tactics such as in-store displays and product sampling have been either impaired or impermissible, which could have a material adverse effect on the introduction of our products in new retail establishments. To date, we have experienced only minor issues regarding supply chain and logistics. Our order processing function has been largely normal to date, and our manufacturers have assured us that their operations are continuing with no or minor interruptions. However, any future changes as a result of COVID-19 could have a material adverse effect on our results of operations and financial condition, including that an uptick in cases and resulting shutdowns in travel could materially adversely affect our projected sales in our new hotel vertical.

Additionally, it is possible that the fallout from the pandemic could make it more difficult in the future for the Company to access required growth capital, possibly rendering us unable to meet certain debts and expenses.

Our success depends to a large extent upon the continued service of key managerial personnel and our ability to attract and retain qualified personnel.

We are highly dependent on the ability and experience of Sean Folkson, our CEO. We have a consulting agreement with Mr. Folkson; however, the loss of Mr. Folkson would present a significant setback for us and could impede the implementation of our business plan. There is no assurance that we will be successful in acquiring and retaining qualified personnel to execute our current plan of operations.

Risks Relating to our Securities and Structure

The ability of our sole executive officer and director to control our business will limit minority shareholders’ ability to influence corporate affairs.

As of the date of this filing, Mr. Folkson beneficially owned 16,776,591 shares of our common stock. In addition to his beneficial ownership of the common stock, Mr. Folkson beneficially owns 1,000 shares of our Series A Preferred Stock, which votes with the common stock and has an aggregate of 100,000,000 votes. Accordingly, Mr. Folkson controls the majority of the voting power in the Company. Because of his stock ownership, Mr. Folkson is in a position to continue to elect our board of directors, decide all matters requiring stockholder approval and determine our policies. Mr. Folkson’s interests may differ from the interests of other shareholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of officers and directors and other business decisions. Other shareholders have no way of overriding decisions made by Mr. Folkson as an officer or a director through their ownership of our common stock. This level of control may also have an adverse impact on the market value of our shares because he may institute or undertake transactions, policies or programs that result in losses, may not take any steps to increase our visibility in the financial community and/ or may sell sufficient numbers of shares to significantly decrease our price per share.

Failure to establish and maintain an effective system of internal controls could harm our business and could negatively impact the price of our stock.

We must review and update our internal controls, disclosure controls and procedures, and corporate governance policies as our company continues to evolve. In addition, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act and management is required to report annually on our internal control over financial reporting. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX until the date we are no longer a “smaller reporting company” as defined by applicable SEC rules.

Any ineffective internal control regarding our financial reporting could have an adverse effect on our business and financial results and the price of our common stock could be negatively affected. This reporting requirement could also make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulation concerning control and procedures could have a material effect on our business, results of operation and financial condition. Any of these events could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively affect the market price of our shares, increase the volatility of our stock price and adversely affect our ability to raise additional funding. The effect of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and as executive officers.

Our management’s evaluation of the effectiveness of our internal controls over financial reporting as of June 30, 2022 concluded that our controls were not effective. Management believes there is a possibility that these control deficiencies, if uncorrected, may result in material misstatements in the annual or interim financial statements that might not be prevented or detected in a timely manner. Accordingly, we have determined that these control deficiencies constitute material weaknesses. Although the Company is taking steps to remediate the material weaknesses, it currently has limited resources to do so and there can be no assurance that similar incidents can be prevented in the future.

We will need to evaluate our existing internal controls over financial reporting against the criteria set forth in Internal Control – Integrated Framework (2013) (the “Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation of the internal controls, we may identify other areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. Remediating any deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify may require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we implement to remedy any such deficiencies will effectively mitigate or remedy such deficiencies. The existence of one or more material weaknesses could affect the accuracy and timing of our financial reporting. Investors could lose confidence in our financial reports, and the value of our common stock may be harmed, if our internal controls over financial reporting are found not to be effective by management or by an independent registered public accounting firm or if we make disclosure of existing or potential material weaknesses in those controls.

Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our future reporting obligations.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, harm our business and negatively impact the trading price of our common stock.

Our trading market may be restricted by virtue of state securities “Blue Sky” laws to the extent they prohibit trading absent compliance with individual state laws. These restrictions may make it difficult or impossible to sell shares in those states.

Although trading activity in our stock has increased in recent years, generally there has been a limited public market for our common stock, and there can be no assurance that an active and regular public market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because our securities have not been registered for resale under the “Blue Sky” laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state “Blue Sky” law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. These restrictions prohibit the secondary trading of our common stock. Accordingly, investors should consider the secondary market for our securities to be a limited one.

Recent issuances of convertible preferred stock may have a negative impact on the trading prices of our common stock.

Between April and September of 2021, we sold 5,000 shares of our Series B Convertible Preferred Stock. Each of these shares of preferred stock is convertible into 5,000 shares of common stock (an effective per share price of $0.20) and on conversion the holder will also receive 5,000 warrants, initially exercisable at $0.30, to purchase a share of our common stock. As a result of recent financing transactions, the cash exercise price for all warrants issued resulting from conversions of our Series B Convertible Preferred Stock has been adjusted to approximately $0.286. The resale of these shares and shares issued on any cash exercise of the warrants can have a negative effect on the market for our common stock and may cause dilution to our common stockholders.

Our common stock is subject to the “penny stock” rules of the SEC, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted regulations which generally define a “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The SEC’s penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that before a transaction in a penny stock occurs, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. If applicable in the future, these rules may restrict the ability of brokers-dealers to sell our common stock and may affect the ability of investors to sell their shares, until our common stock no longer is considered a penny stock.

You may have difficulty depositing your shares with a broker or selling shares of our common stock which you acquire in this Offering, or making a profit on any Units you purchase in this Offering.

Many securities brokers will not accept securities for deposit or sell securities which are considered penny stocks or trade in the over-the-counter market. This could make it difficult for you to deposit your shares, which is necessary if you ever decide to sell your stock publicly.  While we believe a limited number of brokers will accept the deposit of Nightfood stock, there may be a cost to the shareholder in order to effect the deposit, which may be more than the value of the shares themselves. Accordingly, you may only profit from an investment in the Units if the stock price appreciates enough to also cover any such costs of deposit, of which we can give no assurances.  Although these limitations and costs typically do not apply to companies listed on stock exchanges such as Nasdaq or the New York Stock Exchange, we can give no assurance that our current plan to uplist to Nasdaq or another national securities exchange will be successful.  Accordingly, you may have difficulty selling or profiting from any securities you purchase in this offering.

General Risks

The price of our common stock might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares of our common stock at or above the price you paid for your shares. The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	our progress toward developing new or proposed products;

●	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts, if any;

●	perceptions about the market acceptance of our products and the recognition of our brand;

●	adverse publicity about our products or industry in general;

●	overall performance of the equity markets;

●	introduction of products, or announcements of significant contracts, licenses or acquisitions, by us or our competitors;

●	legislative, political or regulatory developments;

●	additions or departures of key personnel;

●	threatened or actual litigation and government investigations;

●	sale of shares of our common stock by us or members of our management; and

●	general economic conditions.

These and other factors might cause the market price of our common stock to fluctuate substantially, which may negatively affect the liquidity of our common stock. In addition, from time to time, the stock market experiences price and volume fluctuations, some of which may be significant. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition.

The issuance of shares upon exercise of outstanding warrants and options could cause immediate and substantial dilution to existing stockholders.

The issuance of shares upon exercise of warrants and options could result in substantial dilution to the interests of other stockholders.

Future sales of our common stock by our stockholders could negatively affect our stock price after this offering.

Sales of a substantial number of shares of our common stock in the public market by our shareholders after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, and thus the price of our common stock may decline.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT THERE MAY BE OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

DILUTION

As of the date of this offering circular, an aggregate of 95,964,484 shares of common stock are issued and outstanding.

If you purchase shares in this Offering, your ownership interest in our common stock will be diluted immediately, to the extent of the difference between the offering price for each share in this Offering and the net tangible book value per share of our common stock after this Offering.

Our net tangible book value as of June 30, 2022 was $265,576, or $0.0028 per share, based on 95,964,484 shares of common stock outstanding. Net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding, all as of the date specified.

If 5,000,000 Units are sold in this Offering, at an offering price of $0.50 per Unit or $0.125 per share of common stock, after deducting approximately $650,000 in offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2022 would be approximately $2,115,576, or $0.0182 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.0154 per share to our existing shareholders as of the date of this offering circular, and an immediate dilution in pro forma net tangible book value of approximately $0.1068 per share to new investors purchasing Units.

The following table illustrates the approximate share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 50% and 25% of the Units offered for sale in this Offering (after deducting our estimated offering expenses in various scenarios):

Funding Level	$2,500,000	$1,250,000	$625,000
Net Proceeds (after deducting the estimated offering expenses)	$1,875,000	$875,000	$412,500
Offering price per share (4 Shares per Unit)	$0.125	$0.125	$0.125
Net tangible book value per share before the Offering	$0.0028	$0.0028	$0.0028
Increase per share attributable to investment in this Offering	$0.0154	$0.008	$0.0039
Pro forma net tangible book value per share after the Offering	$0.0182	$0.0108	$0.0067
Dilution to investors after the Offering	$0.1068	$0.1142	$0.1183

The following tables set forth, assuming the sale of, respectively, 100%, 50% and 25% of the Units offered for sale in this Offering, the total number of shares previously sold to existing shareholders during the twelve months prior to the date of this offering circular, including shares issued for services, the total consideration paid for the foregoing (based on cash actually received and the value of shares issued for services), and the respective percentages applicable to such purchased shares and consideration paid based on an average price of $0.1704 per share paid by our existing shareholders or as the value of shares issued for services, and $0.125 per Share ($0.50 per Unit) paid by investors in this Offering.

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 100% of Units Sold:
Existing Shareholders	10,414,806	34.24%	$1,774,682	41.52%
New Investors	20,000,000	65.76%	$2,500,000	58.48%
Total	30,414,806	100.00%	$4,274,682	100.00%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 50% of Units Sold:
Existing Shareholders	10,414,806	51.12%	$1,774,683	58,67%
New Investors	10,000,000	48.98%	$1,250,000	41,33%
Total	20,414,806	100.00%	$3,024,683	100.00%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 25% of Units Sold:
Existing Shareholders	10,414,806	67.56%	$1,774,683	73.95%
New Investors	5,000,000	32.44%	$625,000	26.05%
Total	15,414,806	100.00%	$2,399,683	100.00%

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the company that you own will go down, even though the value of the Company and the value of your holdings may go up. You would own a smaller piece of the company. This increase in number of shares outstanding could result from a stock offering (such as a public offering or another crowdfunding round), employees exercising stock options, issuance of stock in lieu of cash compensation, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The tables above do not include shares of our common stock underlying outstanding warrants and options, or warrants that may be issued in this Offering as a part of the Units.

Dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the number of convertible notes that the Company has issued (and may issue in the future), and the terms of those notes. The tables above do not include or take into account the issuance of shares of our common stock that may be issued upon the conversion of outstanding convertible promissory notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

The Company is offering a maximum of 5,000,000 Units each consisting of 4 shares of common stock and 4 common stock purchase warrant on a “best efforts” basis. There is no minimum offering amount in this Offering, but the minimum investment per investor in the Offering is $900.00. Investors who purchase less than $1,250 of Units shall, in addition, be required to pay a $30.00 surcharge to cover transfer agent fees to issue the shares of common stock underlying the Units.

The cash price is $0.50 for one Unit. If all of the Units are sold in the Offering, we will issue an aggregate of 20,000,000 shares of common stock and 20,000,000 warrants. We will not issue fractional shares.

The Company is selling the Units through a Tier 2 offering pursuant to Regulation A (also known as “Regulation A+) under the Securities Act and the Company intends to sell the Units either directly to investors or through registered broker-dealers who are paid commissions. The Company expects to commence the sale of the Units promptly after the date on which the offering statement, of which this offering circular is a part, is qualified by the SEC.

The Offering will terminate at the earliest of: (1) the date at which the Maximum Offering Amount has been sold, (2) the date which is one year from the date of qualification of this Offering or October 24, 2023, and (3) the date at which the Offering is earlier terminated by the Company in its sole discretion.

The Company is offering its securities in all states.

The Company intends to market the shares in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our offering circular materials on an online investment platform.

The Company’s officers and directors are not associated with a broker-dealer. They are and will continue to hold their positions as officers or directors following the completion of the Offering and have not been during the past twelve (12) months and are currently not brokers or dealers or associated with brokers or dealers.

The Company has engaged Spencer Clarke LLC (“Spencer Clarke”) as a placement agent to offer the Units, pursuant to a Letter of Engagement dated February 2, 2021 (“Engagement Letter”). The Engagement Letter provides, among other things, that the Company will pay Spencer Clarke a cash fee of 5% of amounts raised in this Offering. Spencer Clarke is not required to sell any specific number or dollar amount of Units but will use its “reasonable best efforts” to sell the Units offered.

The Engagement Letter was amended in September 2022 (“Amended Engagement Letter”) to provide that Spencer Clarke will waive a $100,000 placement fee and their non-accountable expense allowance with respect to this Offering. All other terms of the Engagement Letter remain binding.

The Company has also engaged Dalmore, a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA, to act as the broker-dealer of record in connection with this Offering, but not for underwriting or placement act services. Dalmore will:

●	Review investor information, including KYC (Know Your Customer) data, AML (Anti-Money Laundering), OFAC compliance background checks (it being understood that KYC and AML processes may be provided by a qualified third party);

●	Review each investor’s subscription agreement to confirm such investor’s participation in the Offering, and provide confirmation of completion of such subscription documents to the Company;

●	Contact and/or notify the issuer, if needed, to gather additional information or clarification on an investor;

●	Keep investor information and data confidential and not disclose to any third-party except as required by regulatory agencies or in our performance under this Agreement (e.g., as needed for AML and background checks);

●	Coordinate with third-party providers to ensure adequate review and compliance;

●	Provide, or coordinate the provision by a third party, of an “invest now” payment processing mechanism, including connection to a qualified escrow agent.

As compensation for the services listed above, the Company has agreed to pay Dalmore $5,000 as a one-time set-up fee, plus a commission equal to 1% of the amount raised in the Offering to support the Offering. In addition, the Company has agreed to engage Dalmore as a consultant to provide ongoing general consulting services relating to the Offering, such as coordination with third-party vendors and general guidance with respect to the Offering. The Company will pay a one-time consulting fee of $20,000, which will be due and payable within five (5) days after FINRA issues a no-objection letter. Assuming that the Maximum Offering Amount is sold, the Company estimates that the total fees the Company will pay to Dalmore will be approximately $100,000.

Dalmore is not required to sell any specific number or dollar amount of Units but will use its “reasonable best efforts” to sell the Units offered.

No Escrow

The proceeds of this Offering will not be placed into an escrow account. The Company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the Company when and if the Company decides to accept the investors’ subscription for the shares. After the initial closing of this Offering, the Company expects to hold closings on at least a monthly basis.

Pricing of the Offering

The Company’s common stock is currently quoted on the OTC Markets’ OTCQB tier under the symbol “NGTF.” The purchase price of the Units and exercise price of the Warrants underlying the Units were determined by the Board of Directors. The principal factors considered in determining the Offering price include:

●	The information set forth in this offering circular and otherwise available;

●	Our history and prospects and the history of and prospects for the industry in which the Company competes;

●	The Company’s past and present financial performance;

●	The Company’s prospects for future earnings and the present state of their development;

●	The general condition of the securities markets at the time of this Offering;

●	The recent market prices of, demand for, publicly traded common stock of generally comparable companies and of the Company’s securities; and

●	Other factors deemed relevant by the Company.

Minimum Purchase Requirement

The minimum purchase requirement for any investor is $900 (plus a $30.00 surcharge to cover transfer agent fees for investors who purchase less than $1,250 of Units), unless such minimum is waived by the Company, which may be done in its sole discretion on a case-by-case basis.

Investment Limitations

Generally, no sale may be made to anyone in this Offering if the aggregate purchase price is more than ten percent (10%) of the greater of one’s annual income or net worth (please see below on how to calculate one’s net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that one’s investment does not exceed applicable thresholds, the Company encourages one to review Rule 251(d)(2)(i)(C) of Regulation A+. For general information on investing, the Company encourages one to refer to www.investor.gov.

Because this is a Tier 2, Regulation A+ offering, most investors must comply with the ten percent (10%) limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act. If one meets one of the following tests one should qualify as an accredited investor:

(i)	One is a natural person who has had individual income in excess of $200,000 in each of the two (2) most recent yeas, or joint income with one’s spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	One is a natural person and one’s individual net worth, or joint net worth with one’s spouse, exceeds $1,000,000 at the time one purchases Units (please see below on how to calculate one’s net worth);

(iii)	One is an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	One is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring Units, with total assets in excess of $5,000,000;

(v)	One is a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (Investment Company Act), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	One is an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited;

(vii)	One is a trust with total assets in excess of $5,000,000, one’s purchase of Shares is directed by a person who either alone or with their purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment, and one was not formed for the specific purpose of investing in the Shares; or

(viii)	One is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

How to Subscribe

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for the Units in this Offering, you should complete the following steps, subject to alternate means as may be agreed to by our management:

1.	Go to a designated website, and click on the “Offering Circular” button;

2.	After reviewing the Offering Circular, click on the “Invest Now” button;

3.	Complete the online investment form;

4.	Electronically receive, review, execute and deliver to us a subscription agreement.

5.	Deliver funds directly by check, wire, credit card, debit card, or electronic funds transfer via ACH to the specified account; and

6.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor. After Dalmore has completed its review of a subscription agreement for an investment in the Company, the funds may be released from the designated account, provided that the Company has accepted the investment.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, credit card, debit card, or electronic funds transfer via ACH to the specified account) by investors will be deposited into a segregated account at Dalmore for the benefit of the Company. The Company has engaged Dalmore to act as a funds collection agent for receipt of funds from investors for this Offering. There is no minimum to disburse funds from the segregated account at Dalmore and the Company will maintain a discretionary schedule for release into its operating accounts. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into the designated account.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

Technology Services

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted on the online platform of Dealmaker through the Investors page of our website at www.nightfood.com (or the subdomain at ir.nightfood.com) and other URLs (“Investor’s Page.”). We have engaged Novation Solutions, Inc. (o/a Dealmaker), a technology provider, to provide certain technology services to us in connection with this Offering, including an online subscription processing platform (“Platform”). Payment of the subscription price by ACH debit transfer or wire transfer to an account we designate will be processed through a third party payment processor integrated with the Platform..

Advertising, Sales and Other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, the Company expects to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include information relating to this Offering, articles and publications concerning industries relevant to the Company’s business operations or public advertisements and audio-visual materials, in each case only as authorized by the Company. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of the Company, this Offering or the Units and are not to be considered part of this offering circular. This Offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in the Units.

State Blue Sky Information

The Company intends to offer and sell their securities in this Offering to investors in every state in the United States plus the District of Columbia and Puerto Rico. In each of the foregoing jurisdictions in which the Company intends to make offers and sales, they have made or will timely make notice filings where required in respect of their intentions to make offers and sales there. Investors in the state of Arizona must either be accredited investors within the meaning of Rule 501 under Regulation D under the Securities Act or meet the qualified purchaser definition in Arizona Administrative Code Rule 13.9. Investors in Alabama, Arizona, Florida, New Jersey, North Dakota, Texas and Washington will be required by state law to purchase the Company’s securities in this Offering through a broker-dealer of record.

The National Securities Markets Improvement Act of 1996 (“NSMIA”), which is a U.S. federal statute, preempts the states from regulating transactions in certain securities, which are referred to as “covered securities,” including securities issued in Tier 2 Regulation A+ offerings. NSMIA nevertheless allows the states to investigate if there is a suspicion of fraud or deceit, or unlawful conduct by a broker or dealer, in connection with the sale of securities. If there is a finding of fraudulent activity, the states can bar the sale of covered securities in a particular case.

Foreign Restrictions on Purchase of Shares

The Company has not taken any action to permit a public offering of the securities offered hereby outside the United States or to permit the possession or distribution of this offering circular outside the United States. The Company’s securities may not be offered or sold, directly or indirectly, nor may this offering circular or any other offering material or advertisements in connection with the offer and sale of their securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons outside the United States who come into possession of this offering circular must inform themselves about and observe any restrictions relating to this Offering and the distribution of this offering circular in the jurisdictions outside the United States relevant to them.

Transfer Agent

We have engaged Clear Trust, LLC, 16540 Pointe Village Drive - Suite 210, Lutz, FL 33558., a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis; there are no set up costs for this service, fees for this service will be limited to secondary market activity, which cannot be quantified at this time.

Upon confirmation that an investor’s funds have cleared, the Company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

USE OF PROCEEDS

The following discussion addresses the use of proceeds from this Offering. We currently estimate that, at a price of $1.00 for one Unit consisting of four shares of common stock and four common stock purchase warrants, with each warrant exercisable into one share of common stock at a price of $0.15625 (125% of the offering price per share in this Offering), the net proceeds from the sale of 5,000,000 Units will be $1,850,000 after deducting estimated offering expenses of approximately $650,000. We will receive additional gross proceeds of $3,125,000 in the event all of the warrants that make up a part of the Units are exercised and the Units are sold at $0.50.

We intend to use the net proceeds from this Offering for working capital and general corporate purposes. Additional specific uses include:

	25%	50%	75%	100%
Gross Proceeds	$625,000	$1,250,000	$1,875,000	$2,500,000
Spencer Clarke LLC (1)	$31,250	$62,500	$93,750	$125,000
Dalmore (2)	$31,250	$37,500	$43,750	$50,000
Estimated offering expenses(3)	$150,000	$275,000	$375,000	$475,000
Estimated net proceeds	$412,500	$875,000	$1,362,500	$1,850,000
Specific use:
Sales, Marketing and Business Development	$100,000	$100,000	$100,000	$100,000
Legal Services	$30,000	$30,000	$30,000	$30,000
Research and Development, Product Development	$50,000	$50,000	$50,000	$50,000
Administrative Costs	$25,000	$25,000	$25,000	$25,000
Working Capital(4)	$207,500	$670,000	$1,157,500	$1,645,000

(1)	The Company is obligated to pay Spencer Clarke LLC 5% on all amounts raised in this Offering.
(2)	Dalmore expenses total an estimated $25,000 up front plus 1% of gross proceeds.
(3)	Excluding fees and expenses to Spencer Clarke LLC and Dalmore.
(4)	The Company is a party to a series of 8% Original Issue Discount Senior Secured Promissory Notes in the aggregate principal amount of approximately $1.1 million plus accrued and unpaid interest, which notes have a maturity date of December 10, 2022. If and to the extent the notes are not converted into underlying equity securities prior to the maturity date, the Company will be obligated to repay in cash all amounts due and owing under the notes, with monthly repayment obligations having commenced in September 2022. The Company is also a party to a Promissory Note in the aggregate principal amount of $700,000 plus accrued and unpaid interest, which note has a maturity date of September 23, 2023. Any amounts so repaid will be deducted from the Company’s working capital amounts.

Any proceeds we receive from the exercise of warrants will be allocated to working capital and general corporate purposes.

As of the date of this offering circular, we cannot specify with certainty all of the particular uses of the proceeds from this Offering.

Except with respect to the payment of accrued salaries to our executives as set forth above, no proceeds will be used to compensate, make loans, or otherwise make payments to officers or directors of the issuer or any of its subsidiaries.

The use of the proceeds represents management’s estimates based upon current business and economic conditions. We reserve the right to use of the net proceeds we receive in the offering in any manner we consider to be appropriate. Although we do not contemplate changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses by reason of existing business conditions, the use of proceeds may be adjusted.

OUR BUSINESS

We are a Nevada corporation organized on October 16, 2013 to acquire all of the issued and outstanding shares of Nightfood, Inc., a New York corporation from its sole shareholder, Sean Folkson. All of our operations are conducted by our subsidiary, Nightfood, Inc. Our corporate address is 520 White Plains Road, Suite 500, Tarrytown, New York 10591 and our telephone number is 888-888-6444. Our website address is www.nightfood.com. The information on our website is not part of this offering circular.

Industry Overview

What you eat before bed matters. Nightfood is pioneering the category of sleep-friendly nighttime snacking.

Research indicates that humans are biologically hard-wired to load up on sweets and fats at night. Loading a surplus of calories (fuel) into the body before the long nightly fast is believed to be an outdated survival mechanism from our hunter-gatherer days. Unfortunately, while modern consumers know this type of consumption isn’t necessary for survival, willpower also weakens at night, so consumers are more likely to succumb to these unhealthy nighttime cravings for excess “survival calories”.

As a result, over 85% of adults report snacking regularly between dinner and bed, resulting in an estimated 700 million nighttime snack occasions weekly, and an annual spend on night snacks of over $50 billion. Because of our hard-wired evolutionary preferences for calorie-dense choices that increase the odds of short-term survival, the most popular nighttime snacks are ice cream, cookies, chips, and candy. These are all understood to be generally unhealthy. They can also impair sleep quality.

And, because these cravings are biologically hardwired, we believe this unhealthy nighttime snacking behavior will continue to be a pattern and a problem for a significant portion of the population. We believe it’s a problem that demands a solution.

In recent years, billions of dollars of consumer spend have shifted to better-for-you versions of consumers’ favorite snacks. But we do not believe any of those products were nutritionally formulated to support better sleep. Nightfood snacks are not only formulated to be better-for-you, but they’re also formulated by sleep experts and nutritionists to provide a better nutritional foundation for sleep.

Almost half of all snacking takes place between dinner and bed. Nutrition is an important part of sleep-hygiene because what one eats at night impacts sleep. Recent industry surveys indicated that most modern consumers have begun to seek functional benefits from their snacks, and most consumers would also prefer better sleep.

As the pioneers of the nighttime snacking category, Nightfood accepts the responsibility to educate consumers and build the awareness required to grow the nighttime segment of the overall snack market. Along with that responsibility comes the opportunity to be the category king. We envision a future where nighttime specific, sleep-friendly snacks comprise a multi-billion-dollar segment of the estimated $150 billion American snack market.

Management believes significant latent consumer demand exists for better nighttime snacking options, and that a new consumer category, consisting of nighttime specific snacks, is set to emerge in the coming years. This belief is supported by research from major consumer goods research firms such as IRI Worldwide, and Mintel, who identified nighttime specific foods and beverages as one of the “most compelling and category changing trends” for 2017 and beyond. In recent years, CEO’s and other executives from major consumer goods conglomerates such as Nestle, PepsiCo, Mondelez, and Kellogg’s have commented on consumer nighttime snack habits and alluded to the opportunity that might exist in solving this problem for the marketplace.

Nightfood has established a highly credentialed Scientific Advisory Board consisting of sleep and nutrition experts to drive product formulation decisions and provide consumer confidence in the brand promise. The first member of this advisory board was Dr. Michael Grandner, Director of the Sleep and Health Research Program at the University of Arizona. Dr. Grandner has been conducting research on the link between nutrition and sleep for over fifteen years, and he believes improved nighttime nutritional choices can improve sleep, resulting in many short and long-term health benefits. In March of 2018, the Company added Dr. Michael Breus to their Scientific Advisory Board. Dr. Breus, known to millions as The Sleep Doctor™, is believed to be the Nation’s most trusted authority on sleep. He regularly appears in the national media to educate and inform consumers so they can sleep better and lead happier, healthier, more productive lives. In July, 2018, we completed our Scientific Advisory Board with the addition of Lauren Broch, Ph.D., M.S. Dr. Broch is a sleep therapist and former Director of Education & Training at the Sleep-Wake Disorders Center at Weill Cornell Medical College. Dr. Broch also has a master’s degree in human nutrition. This combination allows her to play an important role in the formulation of Nightfood snacks. These experts work with Company management to ensure Nightfood products deliver on their nighttime-appropriate, and sleep-friendly promises.

Compared to regular ice cream, Nightfood is formulated with more tryptophan, more vitamin B6, more calcium, magnesium, and zinc, more protein and more prebiotic fiber. Nightfood also contains less fat, less sugar, and fewer calories than traditional ice cream, and is lactose free.

Nightfood cookies offer similar nutritional benefits when compared to conventional cookies. They feature less sugar, less fat, fewer calories, more protein, more prebiotic fiber, and contain added inositol and vitamin B6.

Each new Nightfood snack format would be expected to deliver sleep-friendly snacking in a way that is appropriate for that format. For example, Nightfood chips would not necessarily contain significantly more tryptophan than other brands of chips but may be more sleep-friendly in other ways.

In February of 2019, it was announced that Nightfood had won the 2019 Product of the Year Award in the ice cream category in a Kantar innovation survey of over 40,000 consumers. In June of 2019, it was announced that Nightfood won both the Best New Ice Cream and Best New Dairy Dessert awards at the World Dairy Innovation Awards.

In November of 2021, Nightfood won the Real California Milk Excelerator Dairy Innovation competition, with a top prize of $150,000 in marketing support. Executives and judges from the California Milk Advisory Board and corporate entities such as Hershey’s, Coca-Cola, and Whole Foods commended the unique problem the Nightfood brand addresses for consumers, and the opportunities and strategic advantages afforded by widespread hotel distribution for a brand pioneering sleep-friendly nighttime snacking.

Nightfood has received media coverage in outlets such as The Today Show, Oprah Magazine, The Rachael Ray Show, Food Network Magazine, The Wall Street Journal, USA Today, The Washington Post, Fox Business News, and many more media outlets.

Recent Developments

On April 27, 2022, we announced that all 21 anticipated purchase orders for the first national hotel rollout of Nightfood ice cream pints had been received. Shipments have been initiated and Nightfood is available in 21 major hotel distribution hubs across the country.

In May 2022, at the direction of a leading global hotel company with thousands of locations in the United States, Nightfood’s first major chain wide hotel distribution began with the national rollout in a yet-to-be announced major extended-stay hotel chain with approximately 500 properties in the United States.

In addition to the May launch in that first chain, the Company announced a second global hotel company initiated a corporate-level test of Nightfood in one of their chains, which was declared a success by that hotel company in June, 2022

In June 2022, we announced plans to launch Nightfood sleep-friendly cookies in July 2022. In August, Nightfood completed production of the first production run of Nightfood cookies in the “Prime-Time Chocolate Chip” flavor. Cherry oat and snickerdoodle flavors are also nearing development completion.

In September, 2022, we were notified by the global hotel company that launched us into our first national chain in May, 2022 that they now are planning to introduce Nightfood into multiple additional chains comprising over 3,000 additional properties. The timeline communicated to us was that introduction into the additional chains would begin in October, 2022, although we can give no assurance that such timeline will not be pushed back, either by the hotel company or their individual chains.

This decision was made as the result of strong relative sales velocities, meaning sales of our products compared to our competitors in the same hotels were, on average, strong and competitive. This includes leading legacy brands of ice cream pints such as Haagen Dazs, Ben & Jerry’s, Blue Bell, Baskin Robbins, Talenti, Halo Top, and others.

On September 23, 2022, we entered into a Securities Purchase Agreement and issued and sold to an institutional investor, a Promissory Note in the principal sum of $700,000.00, which amount is the $644,000 actual amount of the purchase price plus an original issue discount in the amount of $56,000. In connection with the issuance of the note, we issued to the investor warrants to purchase 2,800,000 shares of our common stock at an exercise price of $0.225, as well as returnable warrants to purchase 7,000,000 shares of our common stock at an exercise price of $0.30, in each case subject to adjustment. As a result of the transaction, our existing lenders triggered their “most favored nation” clause which resulted in their existing notes receiving some of the same terms and conditions we granted to the new investor’s notes and warrants. The proceeds from the sale of the note and warrants is expected to be used for business development, working capital, operations and required debt service.

Our Products, Present and Proposed

Nightfood ice cream is available in nine flavors. These are Full Moon Vanilla, Midnight Chocolate, Cold Brew Decaf, After Dinner Mint Chip, Milk & Cookie Dough, Cherry Eclipse, Bed and Breakfast, Cookies n’ Dreams, and Pickles For Two.

Compared to traditional ice cream, Nightfood is formulated with more tryptophan, more vitamin B6, more calcium, magnesium, and zinc, more protein and more prebiotic fiber. Nightfood also contains less fat, less sugar, and fewer calories than traditional ice cream, and is lactose free.

Nightfood cookies are currently available in one flavor (Prime-Time Chocolate Chip) and two other flavors are expected to be introduced in November of 2022 (a cherry oat flavor, and a snickerdoodle flavor). Compared to traditional cookies, Nightfood cookies feature less sugar, less fat, fewer calories, more protein, more prebiotic fiber, and contain added inositol and vitamin B6.

Each new Nightfood snack format would be expected to deliver sleep-friendly snacking in a way that is appropriate for that format. For example, Nightfood chips would not necessarily contain significantly more tryptophan than other brands of chips but may be more sleep-friendly in other ways.

Development Plans

The Company plans to leverage widespread distribution in the lobby shops of the world’s leading hotel brands to grow revenue, grow brand awareness, and establish the sleep-friendly snack category we are pioneering. Our national hotel distribution began earlier this year. Our plans include introducing additional snack formats and capitalizing on the foundation of hotel distribution to ultimately establish successful and profitable distribution in mainstream retail.

Production

To date, we have utilized contract manufacturers for producing our products and packaging, and third-party logistics for warehousing and order fulfillment. We intend to continue outsourcing in this manner as we add additional snack formats to the Nightfood product lineup.

Marketing and Distribution

Nightfood ice cream is currently available in hundreds of hotel locations across the United States. The Company anticipates adding new distribution in thousands of hotels in the coming months through relationships it has established with some of the largest companies in the world in the hospitality vertical. We have built what we believe is a very valuable network and distribution infrastructure, which includes global hospitality companies group purchasing organizations, hotel management groups, and distributors. This new distribution is anticipated to include Nightfood ice cream pints and Nightfood cookies, as well as additional Nightfood snack formats during calendar year 2023.

As of September 27, 2022, Nightfood ice cream is available in approximately 300 supermarket locations and 500 hotel lobby shops across the United States. This includes select locations from leading national and international hotel chains such as Holiday Inn, Holiday Inn Express, Fairfield Inn, Courtyard by Marriott, Hyatt Place, Hyatt House, Ramada by Wyndham, Best Western, Clarion, La Quinta, Staybridge Suites, Candlewood Suites, and many more.

As a result of our decision to focus on highly relevant and high-margin hotel distribution, we have temporarily shifted our primary focus away from traditional supermarket distribution. We believe that widespread and successful distribution in the lobby shops of the world’s leading hotel brands will grow revenue, grow brand awareness, and establish the nighttime snack category we are pioneering, and will pave the way to future success in supermarkets and other traditional retail channels.

Competition

The nutritional/snack food business is highly competitive and includes such participants as companies like Mondelez, Nestle S.A., Hershey’s, Hormel, Kraft/Heinz, Kellogg’s, Ferrero, Campbell Soup Company, Utz, General Mills, Mars, The Simply Good Foods Company, Wells Enterprises, Froneri, Unilever, Hostess, PepsiCo, and more. Many of these competitors have well established names and products.

In 2019, Nestle announced interest in the nighttime snacking space with the introduction of a candy-type product called GoodNight. In 2020, Pepsi announced the launch of a “relaxation” drink called Driftwell. Moreover, in 2021, Unilever announced they had initiated a year-long research study to identify how nutrition could be used to improve sleep, through impact on the gut microbiome. In September 2021, the Chief Medical Officer of Pepsi stated that Pepsi researchers were examining how foods and beverages affect neurochemical pathways, and that the company was interested in how this research could be used to impact sleep.

Nightfood competes based upon the unique characteristics and positioning of our products and we expect to derive significant leverage from being the pioneer and creator of the emerging night snack category. However, other companies, including those with greater name recognition than us and greater resources may seek to introduce products that directly compete with our products. Management believes that if a competitor sought to develop a competing product, it could do so and begin to establish retail distribution in 12-24 months.

Management speculates that entry into our category by one of the global players would significantly benefit our Company by advancing the growth of the category while also significantly increasing the strategic value of the Nightfood brand and existing distribution partnerships to the other global competitors.

Based on the current acquisition climate in the consumer goods space, Management believes that successful growth of the Nightfood snack line would likely bring acquisition offers from potential competitors as quickly as it might actually bring competition on the shelf from those same potential competitors. Management has no knowledge or reason to believe that any of the large global food and beverage companies are actively planning a launch of any new internal products to compete in our category.

Management believes widespread distribution in the lobby shops of the world’s largest hotel chains will provide a unique and powerful competitive advantage within the sleep-friendly nighttime snack category. In this vertical, the Nightfood brand can be insulated from potential competition compared to in the supermarket environment. In addition, deep and wide hotel penetration could serve to entrench Nightfood as the leading brand within the category, with a de-facto endorsement by the hotel industry serving as a distinct competitive advantage for Nightfood when competing head to head with competitors in other segments of the marketplace.

We believe the very nature of the hotel lobby shops, with small retail footprint and limited selection will afford Nightfood a protected position in that high-margin vertical during the formative years of the category. Furthermore, management believes widespread hotel rollout of Nightfood snacks will serve to validate the concept of sleep-friendly nutrition and night snacks in the minds of consumers, potentially accelerating its adoption in all relevant retail verticals.

Intellectual Property Rights

We own the registered trademark “Nightfood®” for the nutrition bar/snack/meal replacement category, and the ice cream category in the United States. In September 2021, the Company also submitted for federal trademark protection for the Nightfood mark in the categories of cookies, chips, and candy in the United States. The Nightfood mark in the ice cream category has also been registered in Australia, Benelux, Canada, Germany, Ireland, Mexico, New Zealand, and the United Kingdom. We believe these marks will prove important and valuable to our business as we continue to pioneer the development of a new category of snacks that support relaxation with a sleep-friendly nutritional profile, specific to consumption at night, between dinner and bedtime.

Additionally, we own the domain Nightfood.com as well as many other relevant domains such as late-night-snack.com, nighttimesnack.com, and nighttimesnacking.com, as well as Nightfood.us, Nightfood.net, TryNightfood.com, GetNightfood.com, NiteFood.com, TryNightfood.com, BuyNightfood.com, NightSnacking.com, and Night-Food.com. We also own the toll-free number 888-888-NIGHT.

Nightfood’s formulae and recipes are proprietary, and we have non-disclosure agreements with our suppliers.

Our wholly owned subsidiary, MJ Munchies, Inc., owns a registered trademark for “Half-Baked” in the State of California relating to marijuana edibles, and has two pending federal trademark applications for “Half-Baked” relating to certain packaged snacks and beverages. We can give no assurance that the federal trademark applications will be approved, or that if approved, it will not face legal challenges. We also acquired the HalfBaked.com domain, and several other related domain names and intellectual property assets.  We are not currently pursuing this line of business but may do so in the future if funds allow and we feel it appropriate based upon our evolving business model.

Personnel

Nightfood has no employees. Our CEO, Sean Folkson, and other key team members have consulting agreements with the Company. Through vendor and consultant relationships, Nightfood has well over one dozen team members contributing to our operations on a regular basis. Should we be successful in executing our business plan, we anticipate potentially hiring employees at some point to assist with various company functions. However, we also expect to continue to strategically outsource significantly to accomplish work that might otherwise be done by employees in a more traditional company.

Customers

Our customers consist primarily of distributors that sell snack product to hotels and supermarkets. In FY 2022, we had one customer that accounted to over 20% of our Gross Sales. Two other customers each accounted for 16% and four others each accounted for between 8.5% and 9.9%. In FY 2021, we had one customer that accounted for over 30% of our Gross Sales. Three other customers each accounted to 7.8% and 23%. As a result of our efforts to shift our primary focus away from traditional supermarket distribution to focus on higher-margin hotel distribution, we expect the mix of distributors, at least in the short term, to trend towards more hotel distribution and less supermarket distribution.

Vendors

During the year ended June 30, 2022, no vendors accounted for more than 10% of our operating expenses. During the year ended June 30, 2021, one vendor accounted for more than 10% of our operating expenses.

Description of Property

We do not own or lease any real estate. Our consultants, including Sean Folkson, our president, CEO and chairman, work out of their respective residence or other places of business, as the case may be, in the U.S. and around the world. We are also a member of a network of workspaces that our management uses on an as-needed basis. We believe that these facilities are adequate for our current and short-term needs but would consider long-term leased office space as and when we commence hiring full-time employees. We currently store our inventory in licensed and insured third party warehouses and fulfillment centers. We believe that our warehousing and fulfillment solutions are adequate for our current needs and that alternative similar or additional space could be found at similar cost should the need arise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of financial condition and results of operations of the Company together with our financial statements and the related notes included elsewhere in this circular. Some of the information contained in this discussion and analysis or set forth elsewhere in this circular, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Forward-Looking Statements

The following discussion is based upon, and should be read in conjunction with our audited financial statements and related notes thereto included elsewhere in this circular. Certain information contained in this MD&A includes “forward-looking statements.” Statements which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition and results of operations, prospects and opportunities and are based upon information currently available to us and our management and their interpretation of what is believed to be significant factors affecting our existing and proposed business, including many assumptions regarding future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “will” “should,” “expect,” “intend,” “plan,” anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or similar terms, variations of such terms or the negative of such terms. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors. Although forward- looking statements, and any assumptions upon which they are based, are made in good faith, and reflect our current judgment, actual results could differ materially from those anticipated in such statements. Actual results, performance, liquidity, financial condition and results of operations, prospects and opportunities could differ materially and perhaps substantially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors, including those risks described in detail in the section entitled “Risk Factors” of this circular.

Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Offering Circular will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein particularly in view of the current state of our operations, the inclusion of such information should not be regarded as a statement by us or any other person that our objectives and plans will be achieved. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth under the headings “Our Business” beginning on page 21 and “Risk Factors” beginning on page 5, as well as the other information set forth herein.

Overview

What you eat before bed matters. In solving consumers’ nighttime snacking problem, Nightfood is pioneering the category of sleep-friendly nighttime snacking.

Over 80% of Americans snack regularly at night, resulting in an estimated 700 million nighttime snack occasions weekly, and an annual spend on night snacks of over $50 billion. The most popular choices are ice cream, cookies, chips, and candy. Recent research confirms such snacks, in addition to being generally unhealthy, can impair sleep, partly due to excess fat and sugar consumed before bed.

Nightfood’s sleep-friendly snacks are formulated by sleep and nutrition experts to contain less of those sleep-disruptive ingredients, along with a focus on ingredients and nutrients that research suggests can support nighttime relaxation and better sleep quality.

Nightfood’s sleep-friendly snacks are formulated by sleep and nutrition experts to contain less of those sleep-disruptive ingredients, along with a focus on ingredients and nutrients that research suggests can support nighttime relaxation and better sleep quality.

Through partnerships with national distributors and global hospitality companies, Nightfood is focused on establishing widespread national distribution of its sleep-friendly snacks in the high-margin hotel vertical. Management believes hotels have an obligation to help guests achieve better sleep, and one important way to do that is through the snacks hotels curate for sale in their grab-and-go lobby shops.

Management’s vision is for Nightfood snacks to be sold by every hotel that sells snacks for their guests. National hotel distribution is expected to lead to profitability, consumer adoption of the nighttime snack category, and a strategically defensible position from which category leadership can be maintained.

Our snack products are manufactured under contract at third-party manufacturing facilities. We then wholesale those snacks to retailers and distributors.

RECENT EVENTS - DEVELOPMENT PLANS

In April, 2022, we received the initial purchase orders for the introduction of Nightfood ice cream into national hotel distribution.

There are an estimated 56,000 hotels across the United States. The five largest hotel companies account for approximately half of those locations, distributed among dozens of hotel chains. Those are (in alphabetical order) Choice Hotels, Hilton Worldwide, Intercontinental Hotels Group, Marriott International, and Wyndham Hotels & Resorts.

Management has developed corporate-level relationships at three of those five companies. Two of those companies have executed corporate-level tests of Nightfood ice cream sales in some of their hotel locations, and both have declared those tests successful.

In May, 2022, one of those companies launched Nightfood ice cream into one of their national hotel chains, an extended-stay hotel chain with approximately 500 properties in the United States. To date, our pints are currently in approximately 300 - 350 of those properties, with more of the properties adding our ice cream over time. In September, 2022, because of our successful sales results across that first hotel chain, that company indicated that Nightfood will be added two of their additional chains, comprising over 3,000 additional properties, with the introduction planned to begin in October, 2022.

Our ice cream pints are available for purchase in hundreds of hotel locations across the United States, including select locations of many of the largest hotel chains in the world. This includes chains such as Holiday Inn, Holiday Inn Express, Fairfield Inn, Courtyard by Marriott, Hyatt Place, Hyatt House, Ramada by Wyndham, Best Western, Clarion, La Quinta, Staybridge Suites, Candlewood Suites, and many more.

While Nightfood may currently only be available in just one or a few locations of certain of these chains, we feel the breadth of our distribution reflects the appeal of our snack products across many segments of the hospitality industry. From select-service to full-service, from short-term to extended stay, we believe every hotel that sells snacks is a potential distribution point for Nightfood.

In September, 2022, we announced that independent industry sales data from Impulsify reflected our ice cream pints were selling well relative to more popular brands such as Haagen Dazs and Ben & Jerry’s. We believe this sales data, collected in only the 3rd and 4th months of our introduction into national hotel distribution, is a positive sign that our products can compete effectively in the hotel environment.

We believe the concept of sleep-friendly snacking for their guests is important to hotel decision-makers. We also believe that ongoing strong relative sales will be a contributing factor to establishing distribution in a significant percentage of the 56,000 hotels across the United States.

Our plans call for the introduction of Nightfood sleep-friendly versions of many of the most popular nighttime snack formats. In addition to ice cream pints, this includes single-serve ice cream novelties, cookies, chips, candy, and nutrition bars.

Hotel executives have indicated to us that they believe their guests can benefit from such a wide brand offering. We also believe having snacks in multiple formats will benefit the Company through increased trial, revenue, brand awareness, and category development.

In August, 2022, the first commercial production run of Nightfood Prime-Time Chocolate Chip cookies was completed. We have two additional flavors (cherry oat and snickerdoodle) nearing completion of R&D at the time of this filing.

We have begun development on both Nightfood single-serve ice cream novelties, and Nightfood chips. Our goal is to introduce both snack formats in calendar 2023.

Management believes widespread distribution in the world’s largest and most trusted hotel chains could result in significant increases in gross sales and net revenue and lead to profitability. Doing business in the hotel vertical effectively eliminates three of the major line items that reduce and delay profitability for new food and beverage products in the supermarket vertical. These are slotting fees, advertising, and pricing promotions.

In addition to the revenue and contribution margin from the sales of the product in the hotel environment, Management believes hotel distribution would result in important secondary benefits. Consumers encountering and purchasing Nightfood in a trusted and respected hotel outlet could be more likely to seek out the product in local supermarkets than consumers that have not had prior exposure to the brand.

In addition, it is believed that securing widespread hotel distribution would serve as a validation of the importance of sleep-friendly nutrition and the entire night snack category. We believe consumers will rightfully interpret the diligence of these leading hotel brands in providing sleep-friendly nutrition for their guests to be a validation of the core point of view of the Nightfood brand which is “What you eat before bed matters.”

As the brand pioneering and leading the sleep-friendly snack category, we believe that anything which advances the overall adoption of the category by consumers is, by extension, beneficial to the Nightfood brand.

SLOTTING FEES

Slotting fees are fees occasionally charged by supermarkets and certain retail distributors to add a new product into their product assortment.

Accounting standards require exclusion on the income statement of Gross Sales made to a customer to whom the Company is paying slotting fees and other expenses including promotions, rebates, and coupons. In those situations, the Gross Sales number is reduced, dollar for dollar, by the sum of these fees. These fees do not appear on the income statement as an expense. Rather, they are applied against Gross Sales, resulting in Net Revenue, as shown below. The netting of Gross Sales against the total of these fees, as described and shown below, results in the Net Revenue number at the top of the income statement. This is not a reflection of the amount of product shipped to customers, but rather a function of the way certain sales are accounted for when those sales are made to customers who are charging slotting fees.

Additional supermarket distribution would likely result in additional future slotting fees. Hotel distribution of Nightfood is not expected to lead to significant slotting fees, if any. Slotting fees are normal and customary in the consumer goods industry and are fees that certain retailers and distributors charge to introduce a new product into their available assortment.

In some cases, slotting fees, also called “new item placement fees” or “new item placement allowances” can be nominal. In other situations, slotting fees for certain retail and distribution partners could run hundreds of thousands of dollars.

INFLATION

Inflation can be expected to have an impact on our operating costs. Similar to many other industries, we have recently seen increases in the cost of certain ingredients and packaging materials. Such increases will either result in lower gross margins or necessitate an increase in our wholesale pricing. A prolonged period of inflation could cause a general economic downturn and negatively impact our results.

SEASONALITY

With a focus on distribution of our snacks in hotels over the next 1-2 years before we envision revisiting a focus on supermarkets, a certain amount of seasonality is expected. As U.S. hotel occupancy has a history of peaking in June and July, with occupancy rates approximately 10% above the average, it is possible that we will experience an increase in sales related to that occupancy peak.

As an early-stage and growing brand, with a product mix that is expected to include a variety of snacks such as ice cream, cookies, chips, candy, and more, the full impact of seasonality on our business might not be fully understood for several additional annual cycles.

CORONAVIRUS (COVID-19)

The outbreak of the novel coronavirus (COVID-19), including the measures to reduce its spread, and the impact on the economy, has still not been fully predicted.

We have experienced minimal issues with supply chain and logistics, except that there have been recent and significant increases in costs relating to freight and packaging. Order processing function has been normal to date, and our manufacturers have assured us that their operations are “business as usual” as of the time of this filing.

It is possible that the impact of the pandemic could make it more difficult in the future for the Company to access required growth capital, possibly rendering us unable to meet certain debts and expenses.

It is impossible to know what the future holds with regard to the virus, both for our company and in the broader sense. There are many uncertainties regarding the current coronavirus pandemic, and the Company is closely monitoring the impact of the pandemic on all aspects of its business, including how it will impact its customers, vendors, and business partners. It is difficult to know if the pandemic has materially impacted the results of operations, and we are unable to predict the impact that COVID-19 will have on our financial position and operating results due to numerous uncertainties. The Company expects to continue to assess the evolving impact of the COVID-19 pandemic and intends to make adjustments accordingly, if necessary.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to uncollectible receivables, inventory valuation, deferred compensation, fair valve of derivative liabilities and contingencies. We base our estimates on historical performance and on various other assumptions that we believe to be reasonable under the circumstances. These estimates allow us to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We believe the following accounting policies are our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that may be uncertain. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected.

Revenue Recognition	●	The Company generates its revenue by selling its nighttime snack products wholesale and direct to consumer.

●	All sources of revenue are recorded pursuant to FASB Topic 606 Revenue Recognition, to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This includes a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation. In addition, this revenue generation requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

●	For accounts within the supermarket space, the Company frequently offers sales discounts and promotions to customers through various programs such as rebates, temporary price reductions, product coupons, and other trade activities. This is standard practice for consumer products in the competitive and price-sensitive supermarket space. The Company records these activities as a reduction of gross sales as part of the calculation to arrive at reported net revenue.

●	The Company incurs costs associated with product distribution, such as freight and handling costs. The Company has elected to treat these costs as fulfillment activities and recognizes these costs at the same time that it recognizes the underlying product revenue. As this policy election is in line with the Company’s previous accounting practices, the treatment of shipping and handling activities under FASB Topic 606 did not have any impact on the Company’s results of operations, financial condition and/or financial statement disclosures.

The adoption of ASC 606 did not result in a change to the accounting for any of the Company’s revenue streams that are within the scope of the amendments. The Company’s services that fall within the scope of ASC 606 are recognized as revenue as the Company satisfies its obligation to the customer.

RESULTS OF OPERATIONS

Fiscal Year ended June 30, 2022 Compared to Fiscal Year ended June 30, 2021

Revenue

During the year ended June 30, 2022, we had Net Revenues of $443,538 on Gross Sales of $614,125 compared to the year ended June 30, 2021, when we had Net Revenues of $701,246 on Gross Sales of $1,117,847. Gross Sales decreased by 45.1% and Net Revenue decreased by 36.8% year over year, as a result of our ice cream being rotated out of distribution in Walmart locations and other supermarkets, as we simultaneously pivoted to the higher-margin hospitality vertical where we believe our brand and unique sleep-friendly positioning deliver a competitive advantage.

Net Revenues are reported as Gross Sales less Slotting Fees (described below) and other contra-revenue accounts such as those related to manufacturers coupons, in-store specials (such as 2 pints for $8), consumer rebate programs, and more.

Slotting fees are typically one-time fees customarily charged to brands by supermarkets and distributors to add a new product line into their product assortment. For the year ended June 30, 2022, $22,500 of Gross Sales were cancelled out due to slotting arrangements with retailers and distributors compared to $223,691 for the year ended June 30, 2021. The 90% decrease in 2022 compared to 2021 was the result of our decreased supermarket distribution.

In situations where the Company agrees to pay slotting and promotional fees to accounts (such as to supermarkets and distributors), the Gross Sales to those customers are reduced on the income statement by these amounts (along with other items, such as early payment discounts), dollar for dollar, to arrive at a Net Revenue number. So, when these customers order product to put on their shelves and sell to consumers, that revenue does not get booked even though the product is moving through the supply chain.

These dollar for dollar reductions continue, on a customer-by-customer basis, for any and all sales to each slotting account until the Gross Sales to these accounts exceed the total of these commitments, at which time the remaining Gross Sales amounts are reported as Net Revenue.

These slotting fees and other promotional expenses do not appear on the income statement as an expense. Rather, they are applied against Gross Sales, resulting in Net Revenue, as shown below. The netting of Gross Sales against slotting and sales discounts, as described and shown below, results in the Net Revenue number at the top of the income statement. This is not a reflection of the amount of product sold by the Company and shipped to customers, but rather a function of the way certain sales are accounted for when those sales are made to customers who are charging slotting fees. With a focus on the hospitality vertical, we expect slotting expenses and other revenue reductions to decrease significantly as a percentage of Gross Sales.

The following tables summarize Gross Sales and Net Revenue for the years ended June 30, 2022 and 2021.

	Year Ended June 30,
	2022	2021
Gross sales	$614,125	$1,117,847
Less:
Slotting fees	$(22,500)	$(223,691)
Sales discounts and other reductions	(148,087)	(192,910)
Net Revenues	$443,538	$701,246

Operating Expenses

Our operating expenses for the year ended June 30, 2022, were $2,372,873, compared to $3,210,875 for the year ended June 30, 2021. The decrease in operating expenses is due largely to decreases in Cost of product sold to $486,163, for the year ended June 30, 2022, compared to $721,777 for the year ended June 30, 2021. This decrease in cost of product sold is due to a decrease in pints sold which is offset to some extent by an increase in per-unit freight costs as a proportion of gross sales due to increases in fuel prices and due to more orders being shipped outside of the consolidated Walmart shipping lanes.

Our income statement shows an increase in Advertising and Promotional expenses to $596,331 for the year ending June 30, 2022, from $588,172 for the year ending June 30, 2021. This includes items such as social media advertising, consumer promotions, marketing partnerships, paid advertising, samples expense and public relations. The two most significant components of Advertising and Promotional were paid advertising and promotion related expenses. For each of those line items, more than two-thirds of the expense during Fiscal 2022 occurred in the first quarter of the fiscal year. Our Advertising and Promotional expenses since September 30, 2021 decreased significantly compared to previous quarters. We expect that trend to continue with our focus on distribution through the higher-margin hotel vertical as compared to conventional supermarkets.

Selling, general and administrative expenses increased to $492,713 for the year ending June 30, 2022, compared to $479,881 for the year ending June 30, 2021. This includes items such as web hosting, web marketing services, freight, warehousing, shipping, product liability insurance, research & development of new products. The selling, general, and administrative expenses for the year ended June 30, 2021 included a one-time gain on extinguishment of debt of $715,075. There was no such one-time gain in the year ended June 30, 2022, which is the reason that a significant decrease in selling, general, and administrative is not reported for the current reporting period. Professional fees decreased from $1,421,045 for the year ending June 30, 2021, to $797,666 for the year ending June 30, 2022. This includes legal fees, marketing consulting, accounting and auditor fees, and other paid consultants. The decrease is largely due to the absence of significant capital raising activities during the year ending June 30, 2022 and the fees that tend to accompany such transactions, a significant portion of which do not involve cash expenditures, but are tied to the valuation of shares and warrants.

For the year ended June 30, 2022, total interest expense was $318,519 compared to the year ended June 30, 2021, when we reported total interest expense of $281,505. Part of the reason for the increased interest expense was our incurrence of additional indebtedness in December 2021. For the year ended June 30, 2022, we recorded a loss on debt extinguishment upon note conversion of $0 compared to the year ended June 30, 2021, when we recorded a loss on debt extinguishment upon note conversion of $1,442,325.

For the year ended June 30, 2022, we recorded a change in fair value of derivative liability of $0 compared to the year ended June 30, 2021, when we recorded a change in fair value of derivative liability of ($853,329). For the year ended June 30, 2022, we recorded an amortization of beneficial conversion feature of $275,423 compared to the year ended June 30, 2021, when we recorded an amortization of beneficial conversion feature of $814,769. A significant portion of these amounts recorded in both years stems from the accounting treatment applied to financing activities.

Net Loss

For the year ended June 30, 2022, we had a net loss of $2,523,277, compared to the year ended June 30, 2021 when we had a net loss of $3,479,824. A significant portion of the losses recorded in both years stems from the accounting treatment applied to financing activities. Operating losses for the year ended June 30, 2022, were $1,929,335 and $2,509,629 for the year ended June 30, 2021.

Deemed Dividend

The Company has never declared dividends, however as set out below, during the fiscal year ended June 30, 2022, upon issuance of the final 335 shares of the total 5,000 designated shares of Series B Preferred stock the Company recorded a deemed dividend as a result of the beneficial conversion feature associated with the transaction.

In connection with certain conversion terms provided for in the designation of the Series B Preferred Stock, pursuant to which each share of Series B Preferred Stock is convertible into 5,000 shares of common stock and 5,000 warrants, the Company recognized a beneficial conversion feature upon the conclusion of the transaction in the amount of $4,467,235. The beneficial conversion feature (BCF) was treated as a deemed dividend, and fully amortized on transaction date due to the fact that the issuance of the Series B preferred stock was classified as equity. In connection with certain clauses under sale of Series B Stock, the Company recognized a discount created by separating a BCF from this.

Customers

Our customers consist primarily of distributors that sell snack product to hotels and supermarkets. In FY 2022, we had one customer that accounted for over 20% of our Gross Sales. Two other customers each accounted for 16% and four others each accounted for between 8.5% and 9.9%. In FY 2021, we had one customer that accounted for over 30% of our Gross Sales. Three other customers each accounted for between 7.8% and 23%. As a result of our efforts to shift our primary focus away from traditional supermarket distribution to focus on hotel distribution, we expect the mix of distributors, at least in the short term, to trend towards more hotel distribution and less supermarket distribution.

Vendors

During the year ended June 30, 2022, no vendors accounted for more than 10% of our operating expenses. During the year ended June 30, 2021, one vendor accounted for more than 10% of our operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2022, we had cash on hand of $280,877, accounts receivable of $93,674, and inventory value of $331,531. As of June 30, 2021, we had cash on hand of $1,041,899, accounts receivable of $109,589, and inventory value of $387,736. The decrease in cash is the result of us funding ongoing operations while executing a strategic pivot towards the hospitality vertical, including investing in sales, business development, and research and development expenses related to bringing new products to market in a new channel. The decrease in accounts receivable is due to a decrease in overall sales activity relating to sales and distribution of Nightfood ice cream.

Since June 30, 2022, we raised $576,800 in net proceeds from the sale of a promissory note and warrants to an institutional investor

As of June 30, 2022, we had accounts payable of $234,152 compared to $459,703 on June 30, 2021. This decrease is due primarily to paying down certain payables combined with lower operating expenses.

Since our inception, we have sustained operating losses. During the year ended June 30, 2022, we incurred a net loss of $2,523,277 and had total stockholders’ equity of $265,576.

The Company has limited available cash resources and we do not believe our cash on hand will be sufficient to fund our operations and growth throughout Fiscal 2023 or adequate to satisfy our ongoing working capital needs as we continue to expand distribution. The Company is continuing to raise capital through the sale of its securities, including common stock, preferred stock, and debt (including convertible debt) to finance the Company’s operations, of which it can give no assurance of success. In addition, we will receive the proceeds from our outstanding warrants as, if and when such warrants are exercised for cash.

On July 17, 2022, the Company made an initial filing with the Securities and Exchange Commission for a Tier 2 offering pursuant to Regulation A (also known as “Regulation A+) with the intent to raise capital through an equity crowdfunding campaign We believe this offering, if and upon its successful qualification and launch, will enable us to raise the capital needed to eliminate all corporate debt and operate the company until profitability is achieved.

Based on the results from the 2021 test, we projected that distribution of our ice cream pints in approximately 4,000 hotel locations would bring the company to profitability. However, due to recent and significant inflation-related increases in costs related to freight, packaging, and ingredients, combined with significantly higher retail prices charged by certain hotels and out-of-stock situations at a meaningful percentage of hotels, Management believes distribution of our ice cream in a larger number of hotels might be required to attain profitability. Similar to many other food and beverage companies in the current economic climate, Management is assessing the possibility of an increase in wholesale pricing to offset lower gross margins resulting from recent cost increases.

If we are unable to raise cash through the sale of our securities, we may be required to severely restrict our operations. However, we believe that our current capitalization structure, combined with the continued expansion of operations, will enable us to achieve successful financings to continue our growth.

Even if the Company is successful in raising additional funds, the Company cannot give any assurance that it will, in the future, be able to achieve a level of profitability from the sale of its products to sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

From our inception in January 2010 through June 30, 2022, we have generated an accumulated deficit of approximately $28,101,458. This accumulated deficit is not debt, and there is no obligation or liability associated with it. An accumulated deficit reflects a negative balance of retained earnings and an accumulation of historical losses over time, related to both operations and financing activities. It is not unusual for growing companies to have significant accumulated deficit, even after turning profitable. Many large, fast growing, and successful companies have reported accumulated deficits in recent years, such as Warby Parker, The Honest Company, Beyond Meat, Roblox, Robinhood, Sweetgreen, Oatly, Rivian, Celsius Holdings, Chobani, and Tesla. In our case, like many of these others, an accumulated deficit is a function of losses sustained over time, along with the costs associated with raising operating capital.

Assuming we raise additional funds and continue operations, it is expected we may incur additional operating losses during the course of Fiscal 2023 and possibly thereafter. We plan to continue to pay or satisfy existing obligation and commitments and finance our operations, as we have in the past, primarily through the sale of our securities and other forms of external financing until such time that we are able to generate sufficient funds from the sale of our products to finance our operations, of which we can give no assurance.

We anticipate deriving additional revenue from product sales and new distribution arrangements in Fiscal 2023, but we cannot at this time quantify the amount.

CASH FLOWS

During the year ended June 30, 2022, net cash used in operating activities totaled $2,070,030, compared to $1,439,828 for the year ended June 30, 2021. This increase is due largely to the way certain financing activities completed in the year ended June 30, 2021 significantly decreased reported net cash used in operating activities. There were no similar financing activities completed in the year ended June 30, 2022.

During each of the fiscal years ended June 30, 2022 and 2021, there was net cash provided by investing activities of $0.

During the year ended June 30, 2022, net cash aggregating $1,309,008 was provided by financing activities, which represents net proceeds of $984,808 from the issuance of convertible debt, $308,200 from the sale of Series B Preferred Shares, and $16,000 from the proceeds of warrants exercised. During the year ended June 30, 2021, net cash aggregating $2,284,105 was provided by financing activities, which represents net proceeds of $720,000 from the issuance of common stock for convertible debt, $2,868,000 from the sale of newly designated Series B Preferred Shares, ($1,300,000) related to the repayment of convertible debt, and ($3,895) from repayment of short-term debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth our directors.

Name	Position	Age	Term of Office(s)	Approximate hours per week for part-time employees
Sean Folkson	Director	53	Since October, 2013	F/T(1)
Thanuja Hamilton, MD	Director	51	Since July 7, 2021	N/A
Nisa Amoils	Director	52	Since July 7, 2021	N/A
Thomas Morse	Director	53	Since August 16, 2021	N/A

(1)	Mr. Folkson’s services to the Company are pursuant to a Consulting Agreement with the Company.

The following table sets forth our sole executive officer.

Name	Position	Age	Term of Office(s)	Approximate hours per week for part-time employees
Sean Folkson	President, Chief Executive Officer	53	Since January 2010	F/T(1)

(1)	Mr. Folkson’s services to the Company are pursuant to a Consulting Agreement with the Company.

The following are the biographies of our directors and executive officer.

Sean Folkson was elected president, CEO and a director upon formation of the Company. Sean Folkson has been CEO and President of our subsidiary Nightfood, Inc., a New York corporation, since its formation in January 2010. From 2004 to 2009 he served as president of Specialty Equipment Direct, Inc. which is an online marketer of flooring maintenance equipment which he founded. In 1998 he founded AffiliatePros.com, Inc. a company engaged in assisting its clients with internet marketing which operated through 2008. Mr. Folkson received a B.A. in Business Administration with a concentration in marketing from S.U.N.Y Albany in 1991.

Nisa Amoils was appointed as a director on July 7, 2021. She is Managing Partner at oA100x Ventures since January 2021 and an Advisor to Dragonfly Capital where she invests in early-stage Blockchain/Crypto/Web 3 companies. She has been in venture capital for 11 years and investing in blockchain since 2016, with multiple unicorns and exits. From March 2016 until 2021, she previously was the Venture Partner at Scout Ventures, an early-stage venture capital firm focused on technology investments, and used to practice securities and corporate law at Anderson Kill. She serves on Boards such as Wharton Entrepreneurship, Global Digital Assets and Crypto Association, and Bubblr Inc. (Nasdaq: BBLR). She has been named one of Business Insider’s Women VC’s to Watch, 2021 and top 100 Women in Fintech, and top 50 global Blockchain thinkers. She is an occasional host and commentator at Defiance Media and Forbes, having previously done anchoring and contributing on air. She holds a business degree from the University of Michigan and a law degree from the University of Pennsylvania. The Company believes that Ms. Amoils is qualified as a Board member of the Company because of her track record of investing in, and guiding and growing, customer-centric companies, and her startup operational experience, can enhance the Company in areas such as strategic and digital marketing, business development, fundraising, and management.

Thanuja Hamilton, M.D. was appointed as a director on July 7, 2021. Dr. Hamilton is a double Board-Certified Sleep Medicine Specialist. She completed her Fellowship in Sleep Medicine as well as Internal Medicine at Drexel University College of Medicine at Hahnemann University Hospital in Philadelphia, Pennsylvania, where she was Chief Fellow of her program. Dr. Hamilton has been a prominent advocate of healthy sleep. She frequently presents at medical conferences and is actively involved in community health programs. She has been named SJ (South Jersey) Magazine’s Top Doc and was the featured physician on the cover of Philadelphia Magazine’s Top Docs issue. From November 2012 through June 2019 she was an employee, and since July 2019 has been the owner, of Advocare Sleep Physicians of South Jersey and its predecessor. Dr. Hamilton is also the Corporate Medical Director of Persante Health Care, a national provider of sleep and balance center management services to hospitals, physician practices and patients, the Medical Director of Jefferson University Health Systems Sleep Lab, and the Medical Director at Virtua Health Sleep Labs, and is on the board of the New Jersey Sleep Society. She is a member of the American Academy of Sleep Medicine, American College of Chest Physicians and the American Medical Association. She has written for and contributed to numerous outlets such as Yahoo Health, Women’s World, Good Housekeeping and Health.com, including a column in the Philly Voice. In addition to the Nightfood board, Dr. Hamilton also serves on the board of Avenue of the Arts, a nonprofit which promotes the development, beautification, and marketing of the Avenue of the Arts district of Philadelphia. She has appeared in a number of nationally syndicated and local television programs as an expert in sleep. The Company believes that Dr. Hamilton is qualified as a Board member of the Company because of her being a nationally recognized authority in the sleep field and her understanding of the consumer need for more sleep-friendly nighttime snack options.

Tom Morse was appointed as a director on August 16, 2021. Mr. Morse has served as the manager of Liquid OTC LLC (doing business as LOL), a company specializing in functional candy and oral care products, since January 2011. In addition, he has served since August 2005 as the manager of Alina Healthcare Products, LLC, a consumer packaged goods development and distribution company. From July 2014 through October 2019, Mr. Morse was the Founder and CEO of Strategy & Execution Inc., a consumer packaged goods development and distribution company. From May 1999 through December 2005, Mr. Morse served as the President of Living Essentials LLC, the parent company of both 5-Hour Energy and Chaser. He was responsible for the development and launch of those brands, including implementation of sales & marketing strategies to build brands in new categories, the national retail rollout of the product lines, and the recruitment and development of the core management team. He holds a B.A. from Michigan State University with a major in accounting/business. The Company believes that Mr. Morse is qualified as a Board member of the Company because of his management, marketing and business development skills in the consumer goods industry, and his experience as a founder of 5-Hour Energy.

Term and Family Relationships

Our directors currently have terms which will end at our next annual meeting of the stockholders or until successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the Board of Directors.

No family relationships exist among our officers, directors and consultants.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the cash and non-cash annual remuneration of our CEO and director during our past two fiscal years:

Name	Capacities In Which Compensation Was Received	Year (1)	Cash Compensation	Other Compensation	Total Compensation
Sean Folkson(2)	President, Chief Executive Officer	2022	$72,000	----	$72,000.00
		2021	$72,000	----	$72,000.00

(1)	Represents the fiscal years ended June 30, 2022 and 2021.
(2)	Mr. Folkson’s fee of $6,000 monthly began accruing on January 1, 2015. Prior to that, Mr. Folkson had worked for the Company for several years and had never taken any fees or salary. Although the accrual began on January 1, 2015, the first payment was not made until November 28, 2017, at which time Folkson had worked for 35 months under the Agreement without any payments having been made.

Outstanding Equity Awards

No grants of stock options or stock awards were made during the fiscal year ended June 30, 2022 to our named executive officers. We have no stock options outstanding.

Long Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

Director Compensation

We did not pay or accrue any compensation to our directors as such during the fiscal year ended June 30, 2021.

Starting in Fiscal Year 2022, we commenced paying our independent directors a cash fee of $3,000 on a quarterly basis. In addition, upon their appointment, each of our independent directors received a grant of either restricted stock or warrants to purchase common stock, based on the closing price of our common stock on the date of grant. Accordingly, our independent directors were granted different amounts of securities depending on when they were appointment due to fluctuations in our stock price.

The following table sets forth the compensation earned by our non-employee directors for service on our Board of Directors during the year ended June 30, 2022:

Name	Fees earned or paid in cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Thanuja Hamilton, MD	$12,000	14,640	–	–	–	–	$26,640
Nisa Amoils	$12,000		23,910	–	–	–	$35,910
Thomas Morse	$12,000	14,962		–	–	–	$26,962

Employment/Consulting Agreements

A consulting agreement exists between Mr. Folkson and the Company, whereby Mr. Folkson receives $6,000 in consulting fees each month, beginning January 2015.

In June 2018, the Company entered into a new consulting agreement with Mr. Folkson, which included a modified compensation structure. The new Consulting Agreement contains the identical cash compensation allowance of $6,000 monthly. In addition, Mr. Folkson would earn Warrants with a strike price of $.50 when the Company hit certain revenue milestones. A similar agreement was entered into by the parties with a term starting on July 1, 2019. A subsequent agreement with similar terms was also entered into by the parties with a term starting on January 1, 2022.

In exchange for an agreement to lock up Mr. Folkson’s shares, he received warrants to acquire 400,000 shares of Company common stock on February 4, 2022, at a strike price of $.30, and with a term of 12 months from the date of that agreement. The warrants include a provision for cashless exercise and will expire if not exercised within the twelve-month term.

In addition, in December, 2017, Mr. Folkson elected to purchase 80,000 warrants to acquire shares of Company common stock with a strike price of $.20 and a term of 36 months. To acquire these warrants, Mr. Folkson paid $.15 per warrant, totaling $12,000, treated as a $12,000 reduction to the amount owed to Mr. Folkson.

Termination of Employment

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in the Summary Compensation Table set forth above that would in any way result in payments to any such person because of his or her resignation, retirement or other termination of such person’s employment with us.

Limits on Liability and Indemnification

We provide directors and officers insurance for our current directors and officers.

Our by-laws provide that our company shall indemnify its officers and directors to the fullest extent allowed by law for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the company to the full extent allowed by the laws of the State of Nevada and any amendment to Nevada law, whether effected by the Nevada Revised Statutes or judicial decision or otherwise, which allows for further indemnification of officers or directors after the date of our by-laws automatically adopted by our company without further act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers, and controlling persons under the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The information in the following table sets forth the beneficial ownership of our shares of common stock as of September 27, 2022 by: (i) all executive officers and directors as a group; and (ii) each shareholder who beneficially owns more than 10% of any class of our voting securities.

The number of shares beneficially owned by each person, director, director nominee, or named executive officer is determined under rules of the Securities and Exchange Commission; this information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares for which the individual has sole or shared voting power or investment power and also any shares with respect to which the person has the right to acquire sole or shared voting or investment power on or before November 26, 2022 (60 days after September 27, 2022) through the conversion of shares of convertible preferred stock or the exercise of any stock option, warrant or other right. The percentage of common stock beneficially owned is based on 95,964,484 shares issued and outstanding as of September 26, 2022. Unless we indicate otherwise, each person has sole investment and/or voting power with respect to the shares set forth in the following table.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable		Percent of Class
Common Stock	Sean Folkson	17,176,644	(2)		17.90%
Common Stock	Nisa Amoils	100,000	100,000	(3)	*
Common Stock	Thanuja Hamilton	60,930	60,930		*
Common Stock	Tom Morse	122,376	122,376		*
Common Stock	All Directors and Executive Officers as a Group (4 persons)	17,459,950	(2	)(3)	18.18%

(1)	The address of each beneficial holder of our common stock is our corporate address.
(2)	Does not include 1,000 shares of our Series A Preferred Stock Mr. Folkson beneficially owns, which votes with the common stock and has an aggregate of 100,000,000 votes. Does include 400,000 warrants with a strike price of $.30, and option for cashless exercise, which expire on February 4, 2023.
(3)	Includes 100,000 shares underlying a common stock purchase warrant.
*	Less than 1%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We consider “related party transactions” to be transactions between our Company and (i) a director, officer, director nominee or beneficial owner of greater than five percent of our stock; (ii) the spouse, parents, children, siblings or in-laws of any person named in (i); or (iii) an entity in which one of our directors or officers is also a director or officer or has a material financial interest.

Our Board of Directors is vested with the responsibility of evaluating and approving any potential related party transaction, unless a special committee consisting solely of independent directors is appointed by the Board of Directors. We do not have any formal policies or procedures for related party transactions.

Transactions with Related Parties

The Company was incorporated on October 16, 2013 and upon our organization we issued 20,000,000 shares of common stock to the Company’s founder, President and CEO in exchange for all of the issued and outstanding common stock of Night Food, Inc., a New York corporation. Mr. Folkson had advanced an aggregate of $134,517 to us to fund our operations, and had previously been shown on our financial statements as a Note Payable. This note has since been converted to equity at a valuation of $.25 per share. Mr. Folkson is not deemed independent because he is our single largest shareholder and our CEO.

A consulting agreement exists between Mr. Folkson and the Company, whereby Mr. Folkson receives $6,000 in consulting fees each month, beginning January, 2015. In June of 2018, the Company entered into a new consulting agreement with Folkson, which included a modified compensation structure. The new Consulting Agreement contains the identical cash compensation allowance of $6,000 monthly. In addition, Folkson would earn Warrants with a strike price of $.50 or $1.00 when the Company hits certain revenue milestones. A similar agreement was entered into by the parties with a term starting on January 1, 2021.

In addition, in December, 2017, Folkson elected to purchase 80,000 warrants to acquire shares of NGTF stock with a strike price of $.20 and a term of 36 months. To acquire these warrants Folkson paid $.15 per warrant, totaling $12,000, treated as a $12,000 reduction to the amount owed to Folkson.

On January 20, 2022, we entered into an Agreement For Shareholder Lock-Up And Acquisition of Warrants with Mr. Folkson. For purposes of the Lock-Up Agreement, Mr. Folkson is the direct or indirect owner of 16,776,591 share of the Company’s common stock (the “Shares”), and Mr. Folkson has agreed to not transfer, sell, or otherwise dispose of any Shares through February 4, 2023. The Lock-Up Agreement is substantially similar to, and serves as an extension of, the lock-up agreement previously in place between the Company and Mr. Folkson, which expired in accordance with its terms on February 4, 2022. The Lock-Up Agreement further provides, in exchange for the agreement to lock up the Shares, that Mr. Folkson shall receive warrants to acquire 400,000 shares of Company common stock at an exercise price of $.30 per share, which warrants carry a twelve-month term and a cashless provision, and will expire if not exercised within the twelve month term.

Other than the above transactions, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 Regulation S-K. The Company is currently not a subsidiary of any company.

SECURITIES BEING OFFERED

We are offering up to 5,000,000 Units at an offering price of $0.50 per Unit. Each Unit consists of 4 shares of common stock and 4 common stock purchase warrants, with each warrant exercisable into one share of common stock at a price of $0.15625 (125% of the offering price per share in this Offering), subject to customary adjustments.

Our authorized capital stock consists of 200,000,000 shares of common stock, with a par value of $0.001 per share, of which 95,964,484 shares are issued and outstanding.

Common Stock

Holders of common stock are each entitled to cast one vote for each Share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors. Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro-rata in any distribution of the Company’s assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid unless and until the Company is profitable. Holders of common stock do not have pre-emptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable and all of the shares of common stock offered thereby will be, upon issuance, fully paid and non-assessable. Holders of shares of common stock will have full rights to vote on all matters brought before shareholders for their approval, subject to preferential rights of holders of any series of preferred stock. Holders of the common stock will be entitled to receive dividends, if and as declared by the Board of Directors, out of funds legally available, and share pro-rata in any distributions to holders of common stock upon liquidation. The holders of common stock will have no conversion, pre-emptive or other subscription rights. Upon any liquidation, dissolution or winding-up of the Company, assets, after the payment of debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of the common stock. The holders of the common stock have no right to require the Company to redeem or purchase their shares. Holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Common Stock Purchase Warrants

Common Stock Purchase Warrants Underlying Units

The following is a brief summary of certain terms and conditions of the common stock purchase warrants included in the Units offered herein (the “Warrants,” and individually, a “Warrant”). The Warrants are subject in all respect to the provisions contained in the Warrants and the warrant agreement, the form of which is attached herein as Exhibit 3.4.

Form

The Warrants will be issued as individual warrants to purchasers of the Units.

Amount

Each purchaser of a Unit will receive four Warrants, each exercisable into one share of common stock at a price of $0.15625 (125% of the offering price per share in this Offering), subject to customary adjustments.

Exercisability

Each Warrant is immediately exercisable until its termination at 5:00 p.m. (Eastern Time) on the two year anniversary after the date of issuance.

Transferability

Subject to applicable laws, the Warrants may not be offered for sale, sold, transferred or assigned without the Company’s consent, and we do not intend to develop a trading market for the Warrants.

Rights as a Stockholder

The Warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of common stock upon exercise of the Warrants, each holder will be entitled to cast one vote for each share held of record on all matters presented to shareholders.

Existing Common Stock Purchase Warrants

During the fiscal year ended June 30, 2021 the Company issued a warrant agreement to one of the Company’s vendors for 500,000 underlying shares of common stock at a strike price of $0.50 per share and having a term of five years. The Company valued these warrants using the Black Scholes model utilizing a 107.93% volatility and a risk-free rate of 0.29%, respectively.

In exchange for an agreement to lock up Mr. Folkson’s shares, Folkson received warrants to acquire 400,000 shares of Company common stock on February 4, 2021, at a strike price of $.30, and with a term of 12 months from the date of that agreement. The warrants include a provision for cashless exercise and expired without exercise on February 4, 2022. The Company valued these warrants using the Black Scholes model utilizing a 107.93% volatility and a risk-free rate of 0.50%.

The Company retained Spencer Clarke LLC to act as a placement agent for capital raising and M&A activities. Spencer Clarke received 360,000 retainer warrants on February 2, 2021 and further received 1,240,000 retainer warrants on April 13, 2021 at a strike price of $.01. The warrants included a provision for cashless exercise and carried a 5 years term. The Company valued these warrants using the Black Scholes model utilizing a 107.93% ~ 156.11% volatility and a risk-free rate of 0.45% ~ 0.85%. All of such warrants were exercised during the fiscal year ended June 30, 2022 for cash proceeds of $16,000. Additionally, Spencer Clarke received 2,250,000 success warrants at a strike price of $0.20 and 2,250,000 success warrants at a strike price of $0.30, with expiration in 5 years. The Company recorded the retainer warrants into consulting expenses and recognized value of success warrants as part of financing costs issued as an equity instrument with the fair value debited to additional paid in capital. There is no accounting effect for these transactions associated with these success warrants.

During the fiscal year ended June 30, 2022, holders of the Company’s Series B Stock converted 1,740 shares of Series B Stock into 8,700,000 shares of its common stock, along with 8,700,000 warrants issued to those holders with an adjusted exercise price of $.2919 per share.

During the fiscal year ended June 30, 2022, 4,000,000 warrants were issued to the holder of outstanding convertible notes with an initial exercise price of $.25 per share, and 878,260 warrants issued to the placement agent with an initial exercise price of $.25 per share. The Company valued these warrants using the Black Scholes model utilizing a 143.39% volatility and a risk-free rate of 1.25%.

During the fiscal year ended June 30, 2022, the Company entered into a warrant agreement with one of the Company’s Directors issuing 100,000 warrants at a strike price of $0.2626 having a term of five years. The Company valued these warrants using the Black Scholes model utilizing a 151.07% volatility and a risk-free rate of 0.79%.

During the fiscal year ended June 30, 2022, the Company entered into an Agreement For Shareholder Lock-Up And Acquisition of Warrants (the “Lock-Up Agreement”), with Mr. Folkson, issuing warrants at a strike price of $0.30 having a term of one year. The Company valued these warrants using the Black Scholes model utilizing an 80.67% volatility and a risk-free rate of 0.89%.

Certain warrants in the below table include dilution protection for the warrant holders, which could cause the exercise price to be reduced as a result of a financing event at a valuation below the exercise price in effect at the time. For example, as a result of the convertible note financing, we completed in December 2021 which would allow the new noteholders to convert their debt to shares of common stock at an exercise price of $.20/share, some of the $.30 warrants outstanding in the table below had their exercise price reduced from $.30 to $.2952 which were further adjusted to $.2919 prior to June 30, 2022. This reduction of less than one penny in the exercise price of the 25,000,000 warrants associated with our Class B Preferred stock would result in proceeds to the Company of $7,297,500 rather than $7,500,000 should all those cash warrants be exercised. The result of the warrant exercise price downward adjustment on modification date was treated as a deemed dividend and fully amortized on the transaction date, and the Company recorded $91,375 to additional paid in capital and retained earnings on the Company’s balance sheets.

The aggregate intrinsic value of the warrants as of June 30, 2022 is $11,650. The aggregate intrinsic value of the warrants as of June 30, 2021 was $613,009.

Exercise Price	June 30, 2021	Issued	Repricing	Expired	Redeemed	June 30, 2022
$0.01	1,600,000				(1,600,000)	-
$0.15	500,000			-		500,000
$0.20	2,250,000					2,250,000
$0.25		4,878,260				4,878,260
$0.2626		100,000				100,000
$0.2919		8,700,000	2,250,000			10,950,000
$0.30	2,650,000	400,000	(2,250,000)	(400,000)		400,000
$0.40	150,000			(150,000)		-
$0.50	500,000			-		500,000
$0.75	300,000			(300,000)		-
$1.00	100,000			(100,000)		-
	8,050,000	14,078,260	-	(950,000)	(1,600,000)	19,578,260

LEGAL MATTERS

To the best of our knowledge, no officer, director, or persons nominated for these positions, and no promoter or significant employee of our corporation has been involved in legal proceedings that would be material to an evaluation of our management.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the Units offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about the Company and the securities offered hereby, the Company refer one to the Offering Statement and the exhibits and scheduled filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement.

The Company is subject to the periodic reporting requirements of the Exchange Act, and it files periodic reports, proxy statements and other information with the SEC. Investors may access their annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at the SEC’s Public Reference Room, 100 F. Street, N.E., Room 1580, Washington D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including the Company, that file electronically with the SEC. The address of this site is www.sec.gov.

Nightfood Holdings, Inc.

Consolidated Financial Statements

For the years ended June 30, 2022 and 2021

Gries & Associates, LLC Certified Public Accountants 501 S. Cherry Street, Suite 1100 Denver, Colorado 80246

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Nightfood Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Nightfood Holdings, Inc. (the Company) as of June 30, 2022, and the related statement of operations, stockholders’ deficit and cash flows for the period then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for each of the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 3 to the financial statements, the Company has incurred losses since inception of $28,101,458 and a net loss of $2,523,277. These factors create an uncertainty as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matters-Risks and Uncertainties

The Company is not able to predict the ultimate impact that COVID -19 will have on its business. However, if the current economic conditions continue, the pandemic could have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company plans to operate.

We have served as the Company’s auditor since 2022.

Denver, Colorado September 28, 2022 PCAOB ID 6778

blaze@griesandassociates.com

400 South Colorado Blvd, Suite 870, Denver, Colorado 80246 (O)720-464-2875 (M)773-255-5631 (F)720-222-5846

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors of

Nightfood Holdings, Inc. and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheet of Nightfood Holdings, Inc. and Subsidiaries (collectively, the “Company”) as of June 30, 2021, and the related consolidated statement of operations, changes in stockholders equity and cash flow for the year in the period ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statement”). In our opinion, the consolidated financial statement present fairly, in all material respects, the financial position of the Company at June 30, 2021, and the result of its operations and its cash flows for the year in the period ended June 30, 2021, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statement, the Company has suffered recurring losses from operations, will require additional capital to fund its current operating plan, and has an accumulated deficit that raise substantial doubt exists about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 3. The consolidated financial statement does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ RBSM LLP

We have served as the Company’s auditor since 2014.

New York, NY

October 13, 2021

Nightfood Holdings, Inc.

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2022	2021
ASSETS

Current assets:
Cash	$280,877	$1,041,899
Accounts receivable (net of allowance of $0 and $0, respectively)	93,674	109,589
Inventory	331,531	387,736
Other current asset	137,797	33,480
Total current assets	843,879	1,572,704

Total assets	$843,879	$1,572,704

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$234,152	$459,703
Accrued expense - related party	-	3,000
Convertible notes payable - net of discounts	344,151	-
Total current liabilities	578,303	462,703

Commitments and contingencies		-

Stockholders’ equity:
Series A Stock, ($0.001 par value, 1,000,000 shares authorized, and 1,000 issued and outstanding as of June 30, 2022 and June 30, 2021, respectively)	1	1
Series B Stock, ($0.001 par value, 5,000 shares authorized, and 3,260 and 4,665 issued and outstanding as of June 30, 2022 and June 30, 2021, respectively)	3	5
Common stock, ($0.001 par value, 200,000,000 shares authorized, and 91,814,484 issued and outstanding as of June 30, 2022 and 80,707,467 issued and outstanding as of June 30, 2021, respectively)	91,814	80,707
Additional paid in capital	28,275,216	26,226,159
Accumulated deficit	(28,101,458)	(25,196,871)
Total Stockholders’ Equity	265,576	1,110,001
Total Liabilities and Stockholders’ Equity	$843,879	$1,572,704

The accompanying notes are an integral part of these consolidated financial statements

Nightfood Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended	For the Year Ended
	June 30, 2022	June 30, 2021

Revenues, net of slotting and promotion	$443,538	$701,246

Operating expenses
Cost of product sold	486,163	721,777
Advertising and promotional	596,331	588,172
Selling, general and administrative	492,713	479,881
Professional fees	797,666	1,421,045
Total operating expenses	2,372,873	3,210,875

Loss from operations	(1,929,335)	(2,509,629)

Other (income) and expenses
(Gain) on accounts payable settlement	-	(715,075)
Interest expense – bank debt	-	1,012
Interest expense – shareholder	-	177,693
Interest expense – other	48,309	102,800
Interest expense – financing cost	270,210	-
Loss (Gain) on debt extinguishment upon note conversion, net	-	2,100,405
(Gain) on debt extinguishment upon refinancing	-	(658,080)
Change in fair value of derivative liability	-	(853,329)
Amortization of Beneficial Conversion Feature	275,423	814,769
Total other (income) and expenses	593,942	970,195

Provision for income tax	-	-

Net loss	$(2,523,277)	$(3,479,824)

Deemed dividend on Series B Stock	381,310	4,085,925
Net loss attributable to common stockholders	$(2,904,587)	$(7,565,749)

Basic and diluted net loss per common share	$(0.03)	$(0.11)

Weighted average shares of capital outstanding – basic and diluted	87,521,595	71,090,407

The accompanying notes are an integral part of these consolidated financial statements

Nightfood Holdings, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended June 30, 2022 and 2021

	Common Stock		Preferred Stock A		Preferred Stock B		Additional Paid in	Accumulated	Total Stockholders’
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Deficit	Equity
Balance, June 30, 2020	61,796,680	$61,797	1,000	$1	-	$-	13,088,177	(17,631,122)	(4,481,147)

Common stock issued for services	1,661,210	1,661					370,592		372,253
Common stock issued for interest	1,946,080	1,946					182,328		184,274
Issuance of common stock for debt conversion	15,303,497	15,303					1,417,697		1,433,000
Issuance of warrants							613,009		613,009
Fair value of shares issued upon debt conversion							2,100,435		2,100,435
Preferred Stock B from extinguishment of convertible notes					1,500	2	1,499,999		1,500,001
Preferred Stock B issued from private placement, net of financing cost (Includes 15 shares issued for services					3,165	3	2,867,997		2,868,000
Deemed dividend associated with Preferred Stock B							4,085,925	(4,085,925)	-
Net loss								(3,479,824)	(3,479,824)
Balance, June 30, 2021	80,707,467	$80,707	1,000	$1	4,665	$5	$26,226,159	$(25,196,871)	$1,110,001

Common stock issued for services	848,325	848					213,277		214,125
Common stock from conversion	8,700,000	8,700			(1,740)	(2)	(8,698)		-
Preferred B issued from private placement					335	-	335,000		335,000
Preferred B issued - financing cost							(26,800)		(26,800)
Unissued shares previously allocated for services	(41,308)	(41)					41		-
Discount on issuance of convertible notes							931,272		931,272
Warrants issued as financing cost							170,210		170,210
Deemed dividends associated with Preferred B							289,935	(289,935)	-
Deemed dividends associated with warrants related dilutive adjustments							91,375	(91,375)	-
Issuance of warrants							39,045		39,045
Exercise of warrants	1,600,000	1,600					14,400		16,000
Net loss								(2,523,277)	(2,523,277)
Balance, June 30, 2022	91,814,484	$91,814	1,000	$1	3,269	$3	$28,275,216	$(28,101,458)	$265,576

The accompanying notes are an integral part of these consolidated financial statements

Nightfood Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,523,277)	$(3,479,824)
Adjustments to reconcile net loss to net cash used in operations activities:
Stock issued for services	214,125	372,253
Amortization of debt discount and deferred financing fees	275,423	917,569
Warrants issued for services	39,045	613,009
Warrants issued for financing	170,210	-
(Gain) on accounts payable settlement	-	(715,075)
Loss on debt extinguishment upon note conversion, net	-	2,100,405
(Gain) on debt extinguishment upon refinancing	-	(658,080)
Change in derivative liability	-	(853,329)
Stock issued for interest	-	184,274
Non cash expense	15,192	-
Allowance for Inventories	-	24,403
Change in operating assets and liabilities:
Accounts receivable	15,915	(48,576)
Inventories	56,205	(136,534)
Other current assets	(104,317)	152,450
Accounts payable	(228,551)	93,840
Accrued expenses	-	(6,613)
Net cash used in operating activities	(2,070,030)	(1,439,828)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the sale of preferred stock B - net	308,200	2,868,000
Proceeds from the issuance of debt-net	984,808	720,000
Proceeds from exercise warrants	16,000	-
Repayment of convertible debt	-	(1,300,000)
Repayment of short-term debt	-	(3,895)
Net cash provided by financing activities	1,309,008	2,284,105

NET INCREASE IN CASH AND CASH EQUIVALENTS	(761,022)	844,277

Cash and cash equivalents, beginning of year	1,041,899	197,622
Cash and cash equivalents, end of year	$280,877	$1,041,899

Supplemental Disclosure of Cash Flow Information:
Cash Paid For:
Interest	$-	$1,012
Income taxes	$-	$-
Summary of Non-Cash Investing and Financing Information:
Debt and warrants discount accounted on convertible notes	$931,272	$-
Common stock issued for preferred stock conversion	$7,950	$-
Deemed dividend associated with preferred stock B and warrants dilutive adjustment	$381,310	$4,085,925
Initial derivative liability and Debt discount due to beneficial conversion feature on notes issued	$-	$512,993
Stock issued for conversion of debt	$-	$1,433,000
Derivative liability reclassed to loss on extinguishment of debt upon notes conversion	$-	$2,100,405
Stock issued for interest	$-	$184,274
True-up adjustment in debt discount and derivative liability	$-	$37,360
Preferred Stock B from extinguishment of convertible notes	$-	$1,500,001

The accompanying notes are an integral part of these consolidated financial statements

Nightfood Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Nightfood Holdings, Inc. (the “Company”, “we”, “us” or “our”) is a Nevada Corporation organized October 16, 2013 to acquire all of the issued and outstanding shares of Nightfood, Inc., a New York Corporation from its sole shareholder, Sean Folkson.  All our operations are conducted by our Subsidiaries (Nightfood, Inc. and MJ Munchies, Inc.).

Our corporate address is 520 White Plains Road – Suite 500, Tarrytown, New York 10591 and our telephone number is 888-888-6444. We maintain a web site at www.nightfood.com, along with several additional web properties. Any information that may appear on our web site should not be deemed to be a part of this report.

The Company’s fiscal year end is June 30.

2.	Summary of Significant Accounting Policies	●	Management is responsible for the fair presentation of the Company’s financial statements, prepared in accordance with U.S. generally accepted accounting principles (GAAP).

The audited consolidated financial statements include the accounts of Nightfood Holdings, Inc. and its wholly owned subsidiaries, NightFood, Inc. and MJ Munchies, Inc. The Company consolidates all majority-owned and controlled subsidiaries in accordance with applicable standards. All material intercompany accounts and balances have been eliminated in consolidation.

Use of Estimates	●	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of depreciation and amortization, the valuation for non-cash issuances of common stock, and the website, income taxes and contingencies, valuing convertible notes for BCF (as defined below) and derivative liability, among others.

Beneficial Conversion Feature	●	For conventional convertible debt where the rate of conversion is below market value, the Company records any “beneficial conversion feature” (“BCF”) intrinsic value as additional paid in capital and related debt discount.

When the Company records a BCF, the relative fair value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument. The discount is amortized over the life of the debt. If a conversion of the underlying debt occurs, a proportionate share of the unamortized amounts is immediately expensed.

Beneficial Conversion Feature – Series B Preferred Stock (deemed dividend):

Each share of B Preferred has a liquidation preference of $1,000 and has no voting rights except as to matters pertaining to the rights and privileges of the B Preferred. Each share of B Preferred is convertible at the option of the holder thereof into (i) 5,000 shares of the Registrant’s common stock (one share for each $0.20 of liquidation preference) (the “Conversion Shares”) and (ii) 5,000 common stock purchase warrants, expiring April 16, 2026 (the “Warrants”). The Warrants carried an initial exercise price of $0.30 per share. Subsequent financing events resulted in adjustments to the exercise price of all warrants created from conversion of B Preferred from $.30 per share to approximately $.2919 per share through June 30, 2022. See Note 20. Subsequent Events, below.

Based on the guidance in ASC 470-20-20, the Company determined that a beneficial conversion feature existed, as the effective conversion price for the Series B Stock (as defined below) at issuance was less than the fair value of the common stock which the preferred shares are convertible into. A beneficial conversion feature based on the intrinsic value of the date of issuances for the Series B Stock was approximately $4.4 million.

Debt Issue Costs	●	The Company may pay debt issue costs in connection with raising funds through the issuance of debt whether convertible or not or with other consideration. These costs are recorded as debt discounts and are amortized over the life of the debt to the statement of operations as amortization of debt discount.

Equity Issuance Costs	●	The Company accounts for costs related to the issuance of equity as a charge to Paid in Capital and records the equity transaction net of issuance costs

Original Issue Discount	●	If debt is issued with an original issue discount, the original issue discount is recorded to debt discount, reducing the face amount of the note and is amortized over the life of the debt to the statement of operations as amortization of debt discount. If a conversion of the underlying debt occurs, a proportionate share of the unamortized amounts is immediately expensed.

Valuation of Derivative Instruments	●	ASC 815 “Derivatives and Hedging” requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants, on their issuance date and measured at their fair value for accounting purposes. In determining the appropriate fair value, the Company uses the Black-Scholes option pricing formula. Upon conversion of a note where the embedded conversion option has been bifurcated and accounted for as a derivative liability, the Company records the shares at fair value, relieves all related notes, derivatives and debt discounts and recognizes a net gain or loss on debt extinguishment.

Reclassification	●	The Company may make certain reclassifications to prior period amounts to conform with the current year’s presentation. Such reclassifications do not have a material effect on its consolidated statement of financial position, results of operations or cash flows.

Recent Accounting Pronouncements	●

In August 2020, the FASB issued ASU 2020-06 to simplify the current guidance for convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. Additionally, the amendments affect the diluted EPS calculation for instruments that may be settled in cash or shares and for convertible instruments. The update also provides for expanded disclosure requirements to increase transparency. For SEC filers, excluding smaller reporting companies, this update is effective for fiscal years beginning after December 15, 2021 including interim periods within those fiscal years. For all other entities, this update is effective for fiscal years beginning after December 15, 2023, including interim periods therein. The Company believes the adoption of this guidance will not materially impact its financial statements and related disclosures.

The Company will continue to monitor these and other emerging issues to assess any potential future impact on its financial statements.

Derivative Financial Instruments	●	The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and then is revalued at each reporting date, with changes in fair value reported in the consolidated statement of operations. For stock based derivative financial instruments, fair value accounting requires bifurcation of embedded derivative instruments such as conversion features in convertible debt or equity instruments, and measurement of their fair value for accounting purposes. In determining the appropriate fair value, the Company uses the Black-Scholes option-pricing model. In assessing the convertible debt instruments, management determines if the convertible debt host instrument is conventional convertible debt and further if there is a beneficial conversion feature requiring measurement. If the instrument is not considered conventional convertible debt, the Company will continue its evaluation process of these instruments as derivative financial instruments.

Once determined, derivative liabilities are adjusted to reflect fair value at the end of each reporting period. Any increase or decrease in the fair value from inception is made quarterly and appears in results of operations as a change in fair market value of derivative liabilities.

Cash and Cash Equivalents	●	The Company classifies as cash and cash equivalents amounts on deposit in the banks and cash temporarily in various instruments with original maturities of three months or less at the time of purchase. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (“FDIC”) covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits

Fair Value of Financial Instruments	●	Statement of financial accounting standard FASB Topic 820, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for assets and liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Inventories	●	Inventories consisting of packaged food items and supplies are stated at the lower of cost or net realizable value (on a FIFO basis), including provisions for spoilage commensurate with known or estimated exposures which are recorded as a charge to cost of sales during the period spoilage is incurred.

Advertising Costs	●

Advertising costs are expensed when incurred and are included in advertising and promotional expense in the accompanying statements of operations.  Included in this category are expenses related to public relations, investor relations, new package design, website design, design of promotional materials, cost of trade shows, cost of products given away as promotional samples, and paid advertising.  The Company recorded advertising costs of $596,331 and $588,172 for the years ended June 30, 2022, and 2021, respectively. The two most significant components of Advertising and Promotional were paid advertising and promotion related expenses. For each of those line items, more than two-thirds of the expense during Fiscal 2022 occurred in the first quarter of the fiscal year. Our Advertising and Promotional expenses since September 30, 2021 decreased significantly compared to previous quarters, and we expect that trend to continue with our focus on distribution through the higher-margin hotel vertical as compared to conventional supermarkets.

Income Taxes	●	The Company has not generated any taxable income, and, therefore, no provision for income taxes has been provided.

●	Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with FASB Topic 740, “Accounting for Income Taxes”, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

●	A valuation allowance has been recorded to fully offset the deferred tax asset even though the Company believes it is more likely than not that the assets will be utilized.

●	The Company’s effective tax rate differs from the statutory rates associated with taxing jurisdictions because of permanent and temporary timing differences as well as a valuation allowance.

Revenue Recognition	●	The Company generates its revenue by selling its nighttime snack products wholesale and direct to consumer.

●	All sources of revenue are recorded pursuant to FASB Topic 606 Revenue Recognition, to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This includes a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation. In addition, this revenue generation requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

●	For accounts within the supermarket space, the Company frequently offers sales discounts and promotions to customers through various programs such as rebates, temporary price reductions, product coupons, and other trade activities. This is standard practice for consumer products in the competitive and price-sensitive supermarket space. The Company records these activities as a reduction of gross sales as part of the calculation to arrive at reported net revenue.

●	The Company incurs costs associated with product distribution, such as freight and handling costs. The Company has elected to treat these costs as fulfillment activities and recognizes these costs at the same time that it recognizes the underlying product revenue. As this policy election is in line with the Company’s previous accounting practices, the treatment of shipping and handling activities under FASB Topic 606 did not have any impact on the Company’s results of operations, financial condition and/or financial statement disclosures.

The adoption of ASC 606 did not result in a change to the accounting for any of the Company’s revenue streams that are within the scope of the amendments. The Company’s services that fall within the scope of ASC 606 are recognized as revenue as the Company satisfies its obligation to the customer.

Concentration of Credit Risk	●	Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at financial institutions. At various times during the year, the Company may exceed the federally insured limits. To mitigate this risk, the Company places its cash deposits only with high credit quality institutions. Management believes the risk of loss is minimal. At June 30, 2022 and 2021 the Company did not have any uninsured cash deposits.

Receivables Concentration	●	As of June 30, 2022, the Company had receivables due from six customers, one of who accounted for over 59% of the outstanding balance. One of the remaining five accounted for 13.5% of the outstanding balance and one accounted for 11% of the outstanding balance. As of June 30, 2021, the Company had receivables due from five customers, one of who accounted for over 73% of the outstanding balance. One of the remaining four accounted for 11.5% of the outstanding balance

Vendor Concentration	●	During the year ended June 30, 2022 no vendors accounted for more than 10% of the Company’s operating expenses. During the year ended June 30, 2021, one vendor accounted for more than 10% of the Company’s operating expenses.

Income Per Share	●	Net income per share data for both the years ending June 30, 2022 and 2021, is based on net income available to common shareholders divided by the weighted average of the number of common shares outstanding.

Impairment of Long-lived Assets	●	The Company accounts for long-lived assets in accordance with the provisions of FASB Topic 360, Accounting for the Impairment of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Fair values are determined based on quoted market value, discounted cash flows or internal and external appraisals, as applicable. During the years ended June 30, 2022 and 2021, the Company made a determination and impaired $-0- and $-0-, respectively as, impairment on intangible asset

ASC 350-50-05-01 states “on accounting for costs incurred to develop a website, including whether to capitalize or expense the following types of costs:

a)	Costs incurred in the planning stage
b)	Costs incurred in the website application and infrastructure development stage
c)	Costs incurred to develop graphics
d)	Costs incurred to develop content
e)	Costs incurred in the operating stage.”

ASC 350-50-25-6 states “Costs incurred to purchase software tools, or costs incurred during the application development stage for internally developed tools, shall be capitalized unless they are used in research and development and meet either of the following conditions:

a)	They do not have any alternative future uses.
b)	They are internally developed and represent a pilot project or are being used in a specific research and development project (see paragraph 350-40-15-7).”

Further, at ASC 350-50-25-7, “Costs to obtain and register an Internet domain shall be capitalized under Section 350-30-25.”

During the years ended June 30, 2022 and 2021, the Company made a determination and capitalized $-0- and $-0-, respectively, under ASC 350-50 and accounted as an intangible asset and amortized the costs over the life of the relationship.

3.	Going Concern	●	The Company’s financial statements are prepared using generally accepted accounting principles, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. Because the business is new and has limited operating history and relatively few sales, no certainty of continuation can be stated.

●

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. For the year ended June 30, 2022, the Company had a net loss of $2,523,277, cash used in operations of $2,070,030, cash provided from financing activities of $1,309,008 and accumulated deficit of $28,101,458 and total stockholders’ equity of $256,576.

The Company has limited available cash resources and it does not believe its cash on hand will be adequate to satisfy our ongoing working capital and growth needs throughout Fiscal Year 2023.

The Company is continuing to seek to raise capital through the sales of its common stock, preferred stock and/or convertible notes, as well as potentially the exercise of outstanding warrants, to finance the Company’s operations, of which it can give no assurance of success. Management has devoted a significant amount of time in the raising of capital from additional debt and equity financing. However, the Company’s ability to continue as a going concern is dependent upon raising additional funds through debt and equity financing and generating revenue. The Company believes that its current capitalization structure, combined with ongoing increases in revenues, will enable it to successfully secure required financing to continue its growth.

Because the Company has limited sales, no certainty of continuation can be stated. The Company’s ability to continue as a going concern is dependent upon raising additional funds through debt and equity financing and generating revenue. In addition, the Company will receive the proceeds from its outstanding warrants as, if and when such warrants are exercised for cash. There are no assurances the Company will receive the necessary funding or generate revenue necessary to fund operations.

Even if the Company is successful in raising additional funds, the Company cannot give any assurance that it will, in the future, be able to achieve a level of profitability from the sale of its products to sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Further, the Company is subject to the continued impact of COVID-19, as further discussed below. See Note 19.

4.	Accounts receivable	●	The Company’s accounts receivable arise primarily from the sale of the Company’s snack products. On a periodic basis, the Company evaluates each customer account and based on the days outstanding of the receivable, history of past write-offs, collections, and current credit conditions, writes off accounts it considers uncollectible. With most of our retail and distribution partners, invoices will typically be due in 30 days or less. The Company does not accrue interest on past due accounts and the Company does not require collateral. Accounts become past due on an account-by-account basis. Determination that an account is uncollectible is made after all reasonable collection efforts have been exhausted. The Company has not provided any sales allowances for June 30, 2022 and 2021, respectively.

5.	Customer Concentrations	●	In FY 2022, we had one customer that accounted for over 20% of our Gross Sales. Two other customers each accounted for 16% and four others each accounted for between 8.5% and 9.9%. In FY 2021, one customer accounted for greater than 30% of gross sales and two other customers accounted for more than 15% of gross sales. As of June 30, 2021, the Company had receivables due from five customers, one of whom accounted for over 70% of the outstanding balance.

6.	Inventories	●	Inventories consists of the following at June 30, 2022 and 2021.

	June 30, 2022	June 30, 2021

Finished Goods-ice cream	$165,470	$338,369
Raw materials - ingredients	82,625	14,760
Packaging	83,436	59,010
Allowance for unsaleable product		(24,403)
TOTAL	$331,531	$387,736

Inventories are stated at the lower of cost (FIFO) or net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions and the products relative shelf life. Write-downs and write-offs are charged to loss on inventory write down.

7.	Other current assets	●	Other current assets consist of the following vendor deposits at June 30, 2022 and 2021:

	June 30, 2022	June 30, 2021
Prepaid advertising costs	$-	$-
Vendor deposits – Other	$134,797	$33,480
TOTAL	$134,797	$33,480

8.	Settlement of Accounts Payable

In April, 2020, the Company successfully negotiated a Debt Incentive Agreement with a creditor to whom it owed $947,260. This Debt Incentive Agreement provided for the elimination of the entire debt should the Company make payments prior to December 1, 2020 totaling $166,224 in cash, and delivery of approximately 4,000 pints of ice cream. Because this reduction in debt was conditional, the full $947,260 was included in the liabilities section of the Company’s balance sheet as of June 30, 2020. Due to the circumstances surrounding the original payable, and the business environment at the time, in April of 2021, the creditor agreed to settle for $20,000 in cash. The Company recorded a gain on extinguishment of accounts payable in the amount of $715,075.

Below is a reconciliation of the gain on accounts payable settlement as presented on the Company’s statement of operations for the fiscal year ended June 30, 2021:

Written off accounts payable	$947,260
Written of prepaid advertising costs in other assets	(212,185)
Cash payment	(20,000)
Gain on accounts payable settlement	$715,075

9.	Other Current Liabilities	●	Other current liabilities consist of the following at June 30, 2022 and 2021.

	2022	2021
Accrued consulting fees – related party	$-	$3,000
TOTAL	$-	$3,000

10.	Convertible Notes Payable	●	Convertible Notes Payable consist of the following at June 30, 2022 and 2021. As of June 30, 2022, each of the notes below had been retired.

On April 30, 2018, the Company entered into a convertible promissory note and a security purchase agreement dated April 30, 2018, in the amount of $225,000. The lender was Eagle Equities, LLC. The notes have a maturity of April 30, 2019, and interest rate of 8% per annum and are convertible at a price of 60% of the lowest closing bid price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.”

The fair value of the $225,000 Notes was calculated using the Black-Scholes pricing model at $287,174, with the following assumptions: risk-free interest rate of 2.24%, expected life of 1 year, volatility of 202%, and expected dividend yield of zero. Because the fair value of the note exceeded the net proceeds from the $225k Notes, a charge was recorded to “Financing cost” for the excess of the fair value of the note, for a net charge of $62,174. This note has been successfully retired via conversions into shares as of June 30, 2021.

On February 14, 2019, the Company entered into a convertible promissory note and a security purchase agreement dated February 14, 2019, in the amount of $104,000. The lender was Eagle Equities, LLC. The notes have a maturity of February 14, 2020, and interest rate of 8% per annum and are convertible at a price of 70% of the lowest trading price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $104,000 Notes was calculated using the Black-Scholes pricing model at $90,567, with the following assumptions: risk-free interest rate of 2.53%, expected life of 1 year, volatility of 136%, and expected dividend yield of zero. Because the fair value of the note did not exceed the net proceeds from the $104k Notes, no charge was recorded to “Financing cost” for the excess of the fair value of the note. As of June 30, 2020, the debt discount was $0. $50,000 of the note has been successfully retired via conversion into shares during the year ended June 30, 2020 and $54,000 of the note has been successfully retired via conversion into shares during the three months ended September 30, 2020. The Company fair valued the notes as of conversion date and accounted for a loss on conversion of $4,098 included under line item “Loss on debt extinguishment upon note conversion, net” during 2020 fiscal year and accounted for a loss on conversion of $36,242.

On April 29, 2019, the Company entered into a convertible promissory note and a security purchase agreement dated April 29, 2019, in the amount of $208,000. The lender was Eagle Equities, LLC. The notes have a maturity of April 29, 2020 and interest rate of 8% per annum and are convertible at a price of 70% of the lowest trading price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $208,000 Notes was calculated using the Black-Scholes pricing model at $170,098, with the following assumptions: risk-free interest rate of 2.42%, expected life of 1 year, volatility of 118%, and expected dividend yield of zero. Because the fair value of the note did not exceed the net proceeds from the $208k Notes, no charge was recorded to “Financing cost” for the excess of the fair value of the note. As of June 30, 2020, the debt discount was $0. $208,000 of the note has been successfully retired via conversion into shares during the three months ended September 30, 2020. The Company fair valued the notes as of conversion date and accounted for a loss on conversion of $109,561 included under line item “Loss on debt extinguishment upon note conversion, net”.

On June 11, 2019, the Company entered into a convertible promissory note and a security purchase agreement dated June 11, 2019, in the amount of $300,000. The lender was Eagle Equities, LLC. The notes have a maturity of June 11, 2020, and interest rate of 8% per annum and are convertible at a price of 70% of the lowest trading price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $300,000 Notes was calculated using the Black-Scholes pricing model at $240,217, with the following assumptions: risk-free interest rate of 2.05%, expected life of 1 year, volatility of 16%, and expected dividend yield of zero. Because the fair value of the note did not exceed the net proceeds from the $300,000 Notes, no charge was recorded to “Financing cost” for the excess of the fair value of the note. As of June 30, 2021, the debt discount was $0. The Company fair valued the notes as of conversion date and accounted for a loss on conversion of $42,595 included under line item “Loss on debt extinguishment upon note conversion, net”.

On July 5, 2019, the Company entered into a convertible promissory note and a security purchase agreement dated July 5, 2019, in the amount of $300,000. The lender was Eagle Equities, LLC. The notes have a maturity of July 5, 2020 and interest rate of 8% per annum and are convertible at a price of 70% of the lowest trading price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $300,000 Notes was calculated using the Black-Scholes pricing model at $239,759, with the following assumptions: risk-free interest rate of 1.98%, expected life of 1 year, volatility of 118%, and expected dividend yield of zero. Because the fair value of the note did not exceed the net proceeds from the 300k Notes, no charge was recorded to “Financing cost” for the excess of the fair value of the note. As of June 30, 2021 the debt discount was $0. This note has been successfully retired via conversions into shares as of June 30, 2021.

On August 8, 2019, the Company entered into a convertible promissory note and a security purchase agreement dated August 8, 2019, in the amount of $300,000. The lender was Eagle Equities, LLC. The notes have a maturity of August 8, 2020 and interest rate of 8% per annum and are convertible at a price of 70% of the lowest trading price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $300,000 Notes was calculated using the Black-Scholes pricing model at $254,082, with the following assumptions: risk-free interest rate of 1.79%, expected life of 1 year, volatility of 113%, and expected dividend yield of zero. Because the fair value of the note did not exceed the net proceeds from the $300k Notes, no charge was recorded to “Financing cost” for the excess of the fair value of the note. As of June 30, 2021, the debt discount was $0. This note has been successfully retired via conversions into shares as of June 30, 2021.

On August 29, 2019, the Company entered into a convertible promissory note and a security purchase agreement dated August 29, 2019, in the amount of $300,000. The lender was Eagle Equities, LLC. The notes have a maturity of August 29, 2020 and interest rate of 8% per annum and are convertible at a price of 70% of the lowest trading price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $300,000 Notes was calculated using the Black-Scholes pricing model at $234,052, with the following assumptions: risk-free interest rate of 1.75%, expected life of 1 year, volatility of 113%, and expected dividend yield of zero. Because the fair value of the note did not exceed the net proceeds from the $300,000 Notes, no charge was recorded to “Financing cost” for the excess of the fair value of the note. As of June 30, 2021, the debt discount was $0. This note has been successfully retired via conversions into shares as of June 30, 2021.

On September 24, 2019, the Company entered into a convertible promissory note and a security purchase agreement dated September 24, 2019, in the amount of $150,000. The lender was Eagle Equities, LLC. The notes have a maturity of September 24, 2020 and interest rate of 8% per annum and are convertible at a price of 70% of the lowest trading price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $150,000 Notes was calculated using the Black-Scholes pricing model at $118,009, with the following assumptions: risk-free interest rate of 1.78%, expected life of 1 year, volatility of 113%, and expected dividend yield of zero. Because the fair value of the note did not exceed the net proceeds from the $150k Notes, no charge was recorded to “Financing cost” for the excess of the fair value of the note. As of June 30, 2021 the debt discount was $0. This note has been successfully retired via conversions into shares as of June 30, 2021.

On November 7, 2019, the Company entered into a convertible promissory note and a security purchase agreement dated November 7, 2019, in the amount of $150,000. The lender was Eagle Equities, LLC. The notes have a maturity of November 7, 2020 and interest rate of 8% per annum and are convertible at a price of 70% of the lowest trading price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $150,000 Notes was calculated using the Black-Scholes pricing model at $121,875, with the following assumptions: risk-free interest rate of 1.58%, expected life of 1 year, volatility of 122%, and expected dividend yield of zero. Because the fair value of the note did not exceed the net proceeds from the $150k Notes, no charge was recorded to “Financing cost” for the excess of the fair value of the note. As of June 30, 2021 the debt discount was $0. This note has been successfully retired via conversions into shares as of June 30, 2021.

On December 31, 2019, the Company entered into a convertible promissory note and a security purchase agreement dated December 31, 2019, in the amount of $150,000. The lender was Eagle Equities, LLC. The notes have a maturity of December 31, 2020 and interest rate of 8% per annum and are convertible at a price of 70% of the lowest trading price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $150,000 Notes was calculated using the Black-Scholes pricing model at $189,172, with the following assumptions: risk-free interest rate of 1.59%, expected life of 1 year, volatility of 115%, and expected dividend yield of zero. Because the fair value of the note exceed the net proceeds from the $150k Notes, $39,172 was recorded to “Financing cost” for the excess of the fair value of the note. As of June 30, 2021 the debt discount was $0. This note has been successfully retired via conversions into shares as of June 30, 2021.

On February 6, 2020, the Company entered into a convertible promissory note and a security purchase agreement dated February 6, 2020, in the amount of $200,000. The lender was Eagle Equities, LLC. The notes have a maturity of February 6, 2021 and interest rate of 8% per annum and are convertible at a price of 70% of the lowest closing bid price on the primary trading market on which the Company’s Common Stock is then listed for the fifteen (15) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $200,000 Notes was calculated using the Black-Scholes pricing model at $156,061, with the following assumptions: risk-free interest rate of 1.51%, expected life of 1 year, volatility of 113%, and expected dividend yield of zero. As of June 30, 2021 the debt discount was $0.

This note was settled as part of a debt settlement with Eagle Equities, LLC in conjunction with the Nightfood Holdings, Inc. financing/refinancing in April 2021. The Company fair valued the notes as of refinancing date and accounted for a loss on refinancing of $91,880 included under line item “Loss on debt extinguishment upon note conversion, net”.

On April 30, 2020, the Company entered into a convertible promissory note and a security purchase agreement dated April 30, 2020, in the amount of $205,700. This note carried an Original Discount of 10% or $18,700 which was included in interest expense at the time of valuation. The lender was Eagle Equities, LLC. The notes have a maturity of April 30, 2021 and interest rate of 8% per annum and are convertible at a price of 78% of the lowest closing bid price on the primary trading market on which the Company’s Common Stock is then listed for the twenty (20) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $205,700 Notes was calculated using the Black-Scholes pricing model at $128,369, with the following assumptions: risk-free interest rate of 0.16%, expected life of 1 year, volatility of 106%, and expected dividend yield of zero. This note was settled as part of a debt settlement with Eagle Equities, LLC in conjunction with the financing/refinancing in April 2021.

On June 23, 2020, the Company entered into a convertible promissory note and a security purchase agreement dated June 23, 2020, in the amount of $205,700. This note carried an Original Discount of 10% or $18,700 which was included in interest expense at the time of valuation. The lender was Eagle Equities, LLC. The notes have a maturity of June 23, 2021 and interest rate of 8% per annum and are convertible at a price of 78% of the lowest closing bid price on the primary trading market on which the Company’s Common Stock is then listed for the twenty (20) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $205,700 Notes was calculated using the Black-Scholes pricing model at $132,236, with the following assumptions: risk-free interest rate of 0.18%, expected life of 1 year, volatility of 108%, and expected dividend yield of zero. The Company accounted for a loss on refinancing of $25,722 for unamortized of discount included under line item “Loss on debt extinguishment upon note conversion, net”.

This note was settled as part of a debt settlement with Eagle Equities, LLC in conjunction with the Nightfood Holdings, Inc. financing/refinancing in April 2021.

On August 12, 2020, the Company entered into a convertible promissory note and a security purchase agreement dated August 12, 2020, in the amount of $205,700. This note carried an Original Discount of 10% or $18,700 which was included in interest expense at the time of valuation. The lender was Eagle Equities, LLC. The notes have a maturity of August 12, 2021 and interest rate of 8% per annum and are convertible at a price of 78% of the lowest closing bid price on the primary trading market on which the Company’s Common Stock is then listed for the twenty (20) trading days immediately prior to conversion. The note may be prepaid, but carries a penalty in association with the remittance amount, as there is an accretion component to satisfy the note with cash. The convertible note qualifies for derivative accounting and bifurcation under ASC 815, “Derivatives and Hedging.” The fair value of the $205,700 Notes was calculated using the Black-Scholes pricing model at $126,029, with the following assumptions: risk-free interest rate of 0.13%, expected life of 1 year, volatility of 101%, and expected dividend yield of zero. This note was settled as part of a debt settlement with Eagle Equities, LLC in conjunction with the Nightfood Holdings, Inc. financing/refinancing in April 2021.

On December 10, 2021, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited and institutional investors (the “Purchasers”) for the purchase and sale of an aggregate of: (i)$1,086,956.52 in principal amount of Original Issue Discount Senior Secured Convertible Notes (the “Notes”) for $1,000,000 (representing a 8% original issue discount) (“Purchase Price”) and (ii) warrants to purchase up to 4,000,000 shares of the Company’s common stock (the “Warrants”) in a private placement (the “Offering”). Each note featured an 8% original issue discount, resulting in net proceeds to the Company of $500,000 for each of the two notes. The Notes have a maturity of December 10, 2022, an interest rate of 8% per annum, and are convertible at a fixed price of $.25 per share of Company common stock, with provisions for conversions at a fixed price of $.20 per share of Company common stock should the closing trading price of our common stock be below $.20 per share after June 10, 2022, subject to adjustment in the event of (i) stock splits and dividends, (ii) subsequent rights offerings, (iii) pro-rata distributions, and (iv) certain fundamental transactions, including but not limited to the sale of the Company, business combinations, and reorganizations. The Debentures do not have any price protection or price reset provisions with respect to future issuances of securities. These notes, for as long as they are outstanding, are secured by all assets of the Company and its subsidiaries, senior secured guarantees of the subsidiaries of the Company, and pledges of the common stock of all the subsidiaries of the Company. . The Notes have provisions allowing for repayment at any time at 115% of the outstanding principal and interest within the first three months, and 120% of the outstanding principal and interest at any time thereafter.

The Warrants are initially exercisable at $0.25 per share and, are subject to cashless exercise after six months if the shares underlying the Warrants are not subject to an effective resale registration statement. The Warrants are also subject to customary adjustments, including price protections.

In connection with Securities Purchase Agreement, the Company issued to the Placement Agent (as defined below), an aggregate of 878,260 Common Stock purchase warrants (“PA Warrants”). The PA Warrants are substantially similar to the Warrants. The fair value of the PA Warrants at issuance was estimated to be $170,210 based on a risk-free interest rate of 1.25%, an expected term of 5 years, an expected volatility of 142.53% and a 0% dividend yield.

Spencer Clarke Holdings LLC (“Placement Agent”) acted as the placement agent, in connection with the sale of the securities pursuant to the Securities Purchase Agreement. Pursuant to an engagement agreement entered into by and between the Company and the Placement Agent, the Company agreed to pay the Placement Agent a cash commission of $100,000. Pursuant to the discussion above, the Company also issued an aggregate of 878,260 PA Warrants to the Placement Agent.

The gross proceeds received from the Offering were approximately $1,000,000. The cash Placement Agent fees of $100,000 was paid separately. Also, the Company reimbursed the lead Purchaser $15,192 for legal fees, which was deducted from the required subscription amount to be paid.

The Company evaluated all of the associated financial instruments in accordance with ASC 815 Derivatives and Hedging. Based on this evaluation, the Company has determined that no provisions required derivative accounting.

In accordance with ASC 470- Debt, the Company first allocated the cash proceeds to the loan and the warrants on a relative fair value basis, secondly, the proceeds were allocated to the beneficial conversion feature.

Below is a reconciliation of the convertible notes payable as presented on the Company’s balance sheet as of June 30, 2022:

	Principal ($)	Debt Discount ($)	Net Value ($)
Balance at June 30, 2020	2,935,400	(605,211)	2,330,189
Convertible notes payable issued during fiscal year ended June 30, 2021	822,800	-	822,800
Notes converted into shares of common stock	(1,433,000)	-	(1,433,000)
Debt discount associated with new convertible notes		(512,993)	(512,993)
Amortization of debt discount		814,769	814,769
True-up adjustment in debt discount and derivative liability		(37,360)	(37,360)
Notes retired due to refinancing	(2,325,200)	340,795	(1,984,405)
Balance at June 30, 2021	-	-	-
Convertible notes payable issued during fiscal year ended June 30, 2022	1,086,957		1,086,957
Debt discount associated with new convertible notes		(1,018,229)	(1,018,229)
Amortization of debt discount		275,423	275,423
Balance at June 30, 2022	1,086,957	742,806	344,151

Amortization expense for the years ended June 30, 2022 and 2021, totaled $275,423 and $814,769 respectively.

As of June 30, 2022 and June 30, 2021, the unamortized portion of debt discount was $742,807 and $0, respectively.

Interest expense for the fiscal year ended June 30, 2022 and 2021, totaled $48,309 and $177,693, respectively.

11.	Derivative Liability	Due to the variable conversion price associated with some of these convertible promissory notes disclosed in Note 10 above, the Company has determined that the conversion feature is considered a derivative liability for instruments which are convertible and have not yet been settled. The accounting treatment of derivative financial instruments requires that the Company record the fair value of the derivatives on the date they are deemed to be derivative liabilities.

Below is a reconciliation of the derivative liability as presented on the Company’s balance sheet as of June 30, 2022 and 2021:

Balance at June 30, 2020	$1,590,638
Initial derivative liability accounted for convertible notes payable issued during the period ended June 30, 2021	512,993
True-up adjustment in debt discount and derivative liability	37,360
Change in derivative liability during the period	(853,329)
Notes retired due to refinancing	(1,287,662)
Derivative liability as of June 30, 2021	$-
Derivative liability as of June 30, 2022	$-

12.	Refinancing Agreement	In April 2021, the Company extinguished certain convertible promissory notes held by Eagle Equities, LLC by way of full settlement of approximately $2,511,214, consisting of 2,325,200 in principal and $186,014 interest, paid as follows:

		(i)	1,500 shares B Preferred, valued at $1,500,000 as a part of the Preferred offering; and

		(ii)	$1,300,000 in cash from the proceeds of the offering.

Since the debt was exchanged in whole, the fair value of the consideration paid should be compared to the fair value of the debt settled (including related derivative liabilities), with the variance accounted for as a gain or loss on settlement.

Total Gain/Loss Related to Extinguishment in Fiscal Year Ended June 30, 2021:

Debt principal ($2,325,200) plus interest payable ($186,014)	$2,511,214
Derivative liability	1,287,662
Unamortized debt of discount	(340,795)
Cash paid from Escrow account	(1,300,000)
1,500 shares of Preferred B	(1,500,001)
Gain on extinguishment of debt upon refinancing	$658,080

Below is a reconciliation of the loss on debt extinguishment as presented on the Company’s statement of operations for the fiscal year ended June 30, 2021:

Loss on convertible notes upon conversion	$2,100,435
(Gain) upon refinancing	(658,080)
Loss on extinguishment debt	$1,442,325

14.	Stockholders’ Equity	●	On October 16, 2013, the Nightfood, Inc. became a wholly-owned subsidiary of Nightfood Holdings, Inc. Accordingly, the stockholders’ equity has been revised to reflect the share exchange on a retroactive basis.

Common Stock

●

The Company is authorized to issue Two Hundred Million (200,000,000) shares of $0.001 par value per share Common Stock. Holders of Common Stock are each entitled to cast one vote for each Share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro-rata in any distribution of the Company’s assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid unless and until the Company is profitable. Holders of Common Stock do not have pre-emptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding Shares of Common Stock are fully paid and non-assessable and all of the Shares of Common Stock offered thereby will be, upon issuance, fully paid and non-assessable. Holders of Shares of Common Stock will have full rights to vote on all matters brought before shareholders for their approval, subject to preferential rights of holders of any series of Preferred Stock. Holders of the Common Stock will be entitled to receive dividends, if and as declared by the Board of Directors, out of funds legally available, and share pro-rata in any distributions to holders of Common Stock upon liquidation. The holders of Common Stock will have no conversion, pre-emptive or other subscription rights. Upon any liquidation, dissolution or winding-up of the Company, assets, after the payment of debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of the common stock. The holders of the common stock have no right to require the Company to redeem or purchase their shares. Holders of shares of common stock do not have cumulative voting rights.

The Company had 91,814,484 and 80,707,467 shares of its $0.001 par value common stock issued and outstanding as of June 30, 2022, and 2021 respectively.

During the Fiscal Year ended June 30, 2022:

●	The Company issued 848,325 shares of common stock for services with a fair value of $214,125.

●	The Company issued 1,600,000 shares of common stock from the exercise of warrants with a fair value of $16,000

●	The Company issued 8,700,000 as the result of converting Preferred Class B

During the year ended June 30, 2021:

●	The Company issued 1,661,210 shares of common stock for services with a fair value of $372,253.

●	The Company issued 17,249,577 shares of common stock as consideration for convertible debt in the principal amount of $1,433,000 and in the accrued interest payable of $184,274, with a fair value of $3,717,709.

●	During the fiscal years ended June 30, 2022 and 2021, the Company recorded a Loss on fair value of shares issued upon notes conversion of $0 and $2,100,435 respectively.

Preferred Stock

Series A Stock

On July 9, 2018, the Company was authorized to issue 1,000,000 shares of $0.001 par value per share Preferred Stock. Of the 1,000,000 shares. 10,000 shares were designated as Series A Preferred Stock (“Series A Stock”). Holders of Series A Stock are each entitled to cast 100,000 votes for each Share held of record on all matters presented to shareholders.

In addition to his ownership of the common stock, Mr. Folkson owns 1,000 shares of the Series A Stock which votes with the common stock and has an aggregate of 100,000,000 votes.

The Company had 1,000 and 1,000 shares of its $0.001 par value preferred Series A stock issued and outstanding as of June 30, 2022 and 2021 respectively.

Series B Stock

In April 2021, the Company designated 5,000 shares of its Preferred Stock as Series B Preferred Stock, $0.001 par value per share (“Series B Stock”), each Series B share of which is convertible into 5,000 shares of common stock and 5,000 non-detachable warrants with an initial exercise price of $.30.

During the fiscal year ended June 30, 2022, the Company sold 335 shares of its Series B Stock for gross cash proceeds of $335,000. These proceeds were used for operating capital. The Series B stock meets the criteria for equity classification and is accounted for as equity transactions. Specifically, among other factors, this qualifies as equity because redemption is not invoked at the option of the holder and the Series B stock does not have to be redeemed on a specified date.

During the fiscal year ended June 30, 2022, holders of the Series B Stock converted 1,740 shares of Series B Stock into 8,700,000 shares of its common stock.

During Fiscal Year 2021, the Company issued 4,650 shares of Series B Stock to investors in exchange for invested capital at a price of $1,000 per share and issued 15 shares to a legal firm associated with this financing activities. These proceeds were used to retire pre-existing debt and for operating capital. 1,500 shares of Series B Stock were issued in conjunction with $1,300,000 in cash to settle $2,325,000 of convertible note principal. An additional 3,150 B Shares provided $3,150,000 of cash. The Series B stock meets the criteria for equity and is accounted for as equity. Specifically, among other factors, this qualifies as equity because redemption is not invoked at the option of the holder and the Series B stock does not have to be redeemed on a specified date.

The Company had 3,269 and 4,665 shares of its Series B Stock issued and outstanding as of June 30, 2022, and June 30, 2021, respectively

Dividends

●	The Company has never declared dividends, however as set out below, during the fiscal year ended June 30, 2022 and 2021, upon issuance of a total of 335 and 4,665 shares of Series B Stock, respectively, the Company recorded a deemed dividend as a result of beneficial conversion feature associated with the transaction.

●	In connection with certain conversion terms provided for in the designation of the Series B Stock, pursuant to which each share of Series B Stock is convertible into 5,000 shares of common stock and 5,000 warrants, the Company recognized a beneficial conversion feature upon the conclusion of the transaction in the amount of $4,085,925. The beneficial conversion feature was treated as a deemed dividend, and fully amortized on the transaction date due to the fact that the issuance of the Series B Stock was classified as equity.

Warrants

●	The following is a summary of the Company’s outstanding common stock purchase warrants.

During the fiscal year ended June 30, 2021 the Company issued a warrant agreement to one of the Company’s vendors for 500,000 underlying shares of common stock at a strike price of $0.50 per share and having a term of five years. The Company valued these warrants using the Black Scholes model utilizing a 107.93% volatility and a risk-free rate of 0.29%, respectively.

In exchange for an agreement to lock up Mr. Folkson’s shares, Folkson received warrants to acquire 400,000 shares of Company common stock on February 4, 2021, at a strike price of $.30, and with a term of 12 months from the date of that agreement. The warrants include a provision for cashless exercise and expired without exercise on February 4, 2022. The Company valued these warrants using the Black Scholes model utilizing a 107.93% volatility and a risk-free rate of 0.50%.

The Company issued to the Placement Agent 360,000 retainer warrants on February 2, 2021 and further received 1,240,000 retainer warrants on April 13, 2021 at a strike price of $.01. The warrants included a provision for cashless exercise and carried a 5 years term. The Company valued these warrants using the Black Scholes model utilizing a 107.93% ~ 156.11% volatility and a risk-free rate of 0.45% ~ 0.85%. All of such warrants were exercised during the fiscal year ended June 30, 2022 for cash proceeds of $16,000 Additionally, the Placement Agent received 2,250,000 success warrants at a strike price of $0.20 and 2,250,000 success warrants at a strike price of $0.30, with expiration in 5 years. The Company recorded the retainer warrants into consulting expenses and recognized value of success warrants as part of financing costs issued as an equity instrument with the fair value debited to additional paid in capital. There is no accounting effect for these transactions associated with these success warrants.

During the fiscal year ended June 30, 2022, holders of the Company’s Series B Stock converted 1,740 shares of Series B Stock into 8,700,000 shares of its common stock, along with 8,700,000 warrants issued to those holders with an adjusted exercise price of $.2919 per share.

During the fiscal year ended June 30, 2022, 4,000,000 warrants were issued to the holder of outstanding convertible notes with an initial exercise price of $.25 per share, and 878,260 warrants issued to the placement agent with an initial exercise price of $.25 per share. The Company valued these warrants using the Black Scholes model utilizing a 143.39% volatility and a risk-free rate of 1.25%

During the fiscal year ended June 30, 2022, the Company entered into a warrant agreement with one of the Company’s Directors issuing 100,000 warrants at a strike price of $0.2626 having a term of five years. The Company valued these warrants using the Black Scholes model utilizing a 151.07% volatility and a risk-free rate of 0.79%.

During the fiscal year ended June 30, 2022, the Company entered into an Agreement For Shareholder Lock-Up And Acquisition of Warrants (the “Lock-Up Agreement”), with Mr. Folkson, issuing warrants at a strike price of $0.30 having a term of one year. The Company valued these warrants using the Black Scholes model utilizing a 80.67% volatility and a risk-free rate of 0.89%.

Certain warrants in the below table include dilution protection for the warrant holders, which could cause the exercise price to be reduced as a result of a financing event at a valuation below the exercise price in effect at the time. For example, as a result of the convertible note financing, we completed in December 2021 which would allow the new noteholders to convert their debt to shares of common stock at an exercise price of $.20/share, some of the $.30 warrants outstanding in the table below had their exercise price reduced from $.30 to $.2952 which were further adjusted to $.2919 prior to June 30, 2022. This reduction of less than one penny in the exercise price of the 25,000,000 warrants associated with our Class B Preferred stock would result in proceeds to the Company of $7,297,500 rather than $7,500,000 should all those cash warrants be exercised. The result of the warrant exercise price downward adjustment on modification date was treated as a deemed dividend and fully amortized on the transaction date, and the Company recorded $91,375 to additional paid in capital and retained earnings on the Company’s balance sheets.

The aggregate intrinsic value of the warrants as of June 30, 2022 is $11,650. The aggregate intrinsic value of the warrants as of June 30, 2021 was $613,009

Exercise Price	June 30, 2021	Issued	Repricing	Expired	Redeemed	June 30, 2022
$0.01	1,600,000				(1,600,000)	-
$0.15	500,000			-		500,000
$0.20	2,250,000					2,250,000
$0.25		4,878,260				4,878,260
$0.2626		100,000				100,000
$0.2919		8,700,000	2,250,000			10,950,000
$0.30	2,650,000	400,000	(2,250,000)	(400,000)		400,000
$0.40	150,000			(150,000)		-
$0.50	500,000			-		500,000
$0.75	300,000			(300,000)		-
$1.00	100,000			(100,000)		-
	8,050,000	14,078,260	-	(950,000)	(1,600,000)	19,578,260

Options

●	The Company has never issued options.

15.	Related Party Transactions	●	During the third quarter 2015, Mr. Folkson began accruing a consulting fee of $6,000 per month which the aggregate of $72,000 and $72,000 is reflected in professional fees and presented in the accrued expenses – related party for 2022 and 2021 respectively.

●	The original consulting agreement for Mr. Folkson had a term of one year, and then converted into a month-to-month agreement effective January 1, 2016. A new twelve-month consulting agreement was entered into for Mr. Folkson effective January 1, 2021, which paid Mr. Folkson the same $6,000 monthly consulting fee. In addition, the Company made bonuses available to Mr. Folkson upon the Company hitting certain revenue milestones of $1,000,000 in a quarter and $3,000,000 in a quarter. Achieving those milestones would earn Mr. Folkson warrants with a $.50 and $1 strike price which would need to be exercised within 90 days of the respective quarterly or annual filing. As of the date of this filing, said milestones have not been achieved and therefore no bonus warrants have been issued yet in association with these milestones.

On January 20, 2022, the Company entered into the Lock-Up Agreement with Mr. Folkson. For purposes of the Lock-Up Agreement, Mr. Folkson is the direct or indirect owner of 16,776,591 share of the Company’s common stock (the “Shares”), and Mr. Folkson has agreed to not transfer, sell, or otherwise dispose of any Shares through February 4, 2023. The Lock-Up Agreement is substantially similar to, and serves as an extension of, the lock-up agreement previously in place between the Company and Mr. Folkson, which expired in accordance with its terms on February 4, 2022.

The Lock-Up Agreement further provides, in exchange for the agreement to lock up the Shares, that Mr. Folkson shall receive warrants to acquire 400,000 shares of Company common stock at an exercise price of $.30 per share, which warrants carry a twelve month term and a cashless provision, and will expire if not exercised within the twelve month term.

During the fiscal year ending June 30, 2022, and 2021, Mr. Folkson accrued consulting fee of $6,000 per month which the aggregate of $72,000 is reflected in general and administrative. Accrued expenses – related party with a balance of $0 and $3,000 at June 31, 2022 and June 30, 2021, respectively.

On December 8, 2017, Mr. Folkson purchased Warrants, at a cost of $.15 per Warrant, to acquire up to 80,000 additional shares of Company stock at a strike price of $.20, and with a term of three (3) years from the date of said agreement. This purchase resulted in a reduction in the accrued consulting fees due him by $12,000. Those warrants were not exercised during that timeframe and have expired. During the second quarter 2019 Mr. Folkson purchased 400,000 shares of stock at a price of $0.30 per share, valued at $120,000 which was charged to his accrual.

In addition, the Company made bonuses available to Mr. Folkson upon such events as the Company hitting certain revenue milestones of $1,000,000 in a quarter, $3,000,000 in a quarter, and $5,000,000 in a quarter, and other potential bonuses. Achieving such milestones would earn Mr. Folkson warrants with a $.50 and $1 strike price which would need to be exercised within 90 days of the respective quarterly or annual filing. As of June 30, 2022, those conditions were not met and therefore there were no accruals related to this arrangement.

16.	Income Tax	A reconciliation of the statutory income tax rates and the Company’s effective tax rate is as follows:

	June 30,
	2022	2021

Statutory U.S. federal rate	(21.00)%	(21.00)%
Effect of higher U.S. Federal statutory tax rate	-%	-%
State income taxes (net of federal tax benefit)	(6.50)%	(7.00)%
Permanent differences	-(11.9)%	7.10%
Valuation allowance	(26.4)%	(20.9)%
True up of net operating loss	-%	-%
	0.0%	0.0%

The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets consist of the following:

	June 30,
	2022	2021
Deferred tax assets:
Net operating loss carry-forwards	$2,573,365	1,958,304

Valuation allowance	(2,573,365)	(1,958,304)
Net deferred tax asset	$-	$-

At June 30, 2022 the Company had estimated U.S. federal net operating losses of approximately $12,391,173 for income tax purposes. $2,614,000 will expire between 2031 and 2037 while the balance of the tax operating loss can be carried forward indefinitely, they are limited in any single year to 80% of taxable income. For financial reporting purposes, the entire amount of the net deferred tax assets has been offset by a valuation allowance due to uncertainty regarding the realization of the assets. The net change in the total valuation allowance for the year ended June 30, 2022 was an increase of $655,182. The Company follows FASC 740-10-25 P which requires a company to evaluate whether a tax position taken by the company will “more likely than not” be sustained upon examination by the appropriate tax authority. The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded.

The Company may not be able to utilize the net operating loss carryforwards for its US income taxes in future periods should it experience a change in ownership as defined in Section 382 of the Internal Revenue Code (“IRC”). Under section 382, should the Company experience a more than 50% change in its ownership over a 3 year period, the Company would be limited based on a formula as defined in the IRC to the amount per year it could utilize in that year of the net operating loss carryforwards.

As of June 30, 2022 the Company had not performed an analysis to determine if the Company was subject to the provisions of Section 382. The Company is subject to U.S. federal income tax including state and local jurisdictions. Currently, no federal or state income tax returns are under examination by the respective taxing jurisdictions.

The Company’s accounting policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company has not accrued interest for any periods.

The Company has not filed its federal and state income tax returns for the fiscal years ended June 30, 2022, 2021, 2020, 2019, 2018, June 30, 2017 and 2016, however it believes due to the reported losses there is no material liability outstanding.

17.	Fair Value of Financial Instruments	The carrying amounts of Cash and Equivalents, Receivables, Other Current Assets, Short-Term Debt, Accounts Payable, Accrued and Other Current Liabilities approximated fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, Financial Accounting Standards Board (“FASB”) ASC Topic 820-10-35 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The application of the three levels of the fair value hierarchy under Topic 820-10-35 to our assets and liabilities are described below:

Management considers all of its derivative liabilities to be Level 3 liabilities. At June 30, 2022 and 2021 the Company had not outstanding derivative liabilities.

18.	Net Loss per Share of Common Stock	●

The Company has adopted FASB Topic 260, “Earnings per Share,” which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Basic net loss per common share is based upon the weighted average number of common shares outstanding during the period. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Convertible preferred equity, in the form of 3,269 and 4,665 of the Company’s Class B Preferred Stock, which is convertible into 16,345,000 and 23,325,000 shares of common stock, is not included in the computation for the fiscal year ended June 30, 2022 and 2021, respectively. Such conversions would also create 16,345,000 and 23,325,000 cash warrants with an exercise price of approximately $.29. During the fiscal year ended June 30, 2022, 1,740 shares of Series B Stock had exercised conversions, so 8,700,000 related warrants were issued and outstanding as of June 30, 2022.

Additionally, there are 19,578,260 and 8,050,000 warrants that are exercisable into shares of stock as of June 30, 2022 and 2021, respectively.

	2022	2021
Numerator - basic and diluted loss per share net loss	$2,523,277	$(3,479,824)
Deemed dividend on Series B stock	381,310	4,085,925
Net loss available to common stockholders	$2,904,587	$(7,565,749)

Denominator – basic and diluted loss per share – weighted average common shares outstanding	87,521,595	71,090,407
Basic and diluted earnings per share	$(.03)	$(0.11)

19.	Commitments and Contingencies	●	As of June 30, 2022 and 2021, the Company has no material commitments or contingencies.

		●	Litigation: From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company is not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

●	The outbreak of the novel coronavirus (COVID-19), including the measures to reduce its spread, and the impact on the economy, has still not been fully predicted.

We have experienced minimal issues with supply chain and logistics, except that there have been recent and significant increases in costs relating to freight and packaging, including as a result of more orders being shipped outside of Walmart shipping lanes. Order processing function has been normal to date, and our manufacturers have assured us that their operations are “business as usual” as of the time of this filing.

It is possible that the impact of the pandemic could make it more difficult in the future for the Company to access required growth capital, possibly rendering us unable to meet certain debts and expenses.

It is impossible to know what the future holds with regard to the virus, both for our company and in the broader sense. There are many uncertainties regarding the current coronavirus pandemic, and the Company is closely monitoring the impact of the pandemic on all aspects of its business, including how it will impact its customers, vendors, and business partners. It is difficult to know if the pandemic has materially impacted the results of operations, and we are unable to predict the impact that COVID-19 will have on our financial position and operating results due to numerous uncertainties. The Company expects to continue to assess the evolving impact of the COVID-19 pandemic and intends to make adjustments accordingly, if necessary.

20.	Subsequent Events	●	Subsequent to the end of the fiscal year on June 30, 2021, the Company issued 164,653 shares of common stock to vendors, consultants and directors in exchange for services rendered, at an average value of $.213 per share.

		●	Subsequent to the end of the fiscal year on June 30, 2021, 810 shares of Class B Preferred Stock were converted by Class B Shareholders into 4,050,000 shares of NGTF Common Stock at a value of $.20 per share.

		●	On September 23, 2022, the Company entered into a Securities Purchase Agreement and issued and sold to an institutional investor, a Promissory Note in the principal sum of $700,000.00, which amount is the $644,000 actual amount of the purchase price plus an original issue discount in the amount of $56,000. In connection with the issuance of the note, the Company issued to the investor warrants to purchase 2,800,000 shares of common stock at an exercise price of $0.225, as well as returnable warrants to purchase 7,000,000 shares of common stock at an exercise price of $0.30, in each case subject to adjustment. As a result of the transaction, the Company’s existing lenders triggered their “most favored nation” clause which resulted in their existing notes receiving some of the same terms and conditions the Company granted to the new investor’s notes and warrants, including that the existing investors were issued returnable warrants to purchase an aggregate of 5,434,783 shares of common stock at an exercise price per share of $0.30 (subject to adjustment). As a result of the financing, the Company is required to pay cash fees to its bankers (including the Placement Agent), which amounts are being determined but will not be less than $$67,000, and to issue compensatory warrants to the Placement Agents to purchase 280,000 shares of common stock at an exercise price of $0.225, warrants to purchase 119,260 shares of common stock at an exercise price of $0.27, and returnable warrants to purchase 700,000 shares of common stock at an exercise price of $0.30, in each case subject to adjustment. This financing will cause an adjustment in the exercise price of the warrants associated with our Series B preferred stock, resulting in a new exercise price for those warrants of approximately $0.286 from their previous exercise price of $0.2919.